



05011046

26 August 2005



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SUPPL

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 1 August 2005 to 26 August 2005.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant General Counsel

PROCESSED
SEP 09 2005
THOMSON
FINANCIAL

Encs

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

Print this page

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Lim Li Ching (Ms)
Designation *	Assistant Company Secretary
Date & Time of Broadcast	15-Aug-2005 17:04:09
Announcement No.	00024

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	15-08-2005
2.	Name of Substantial Shareholder *	Temasek Holdings (Private) Limited

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1. Date of change of Interest: 10-08-2005

2. The change in the percentage level: From 62.70 % To 61.79 %

3. Circumstance(s) giving rise to the interest or change in interest: # Others

   # Please specify details: Transfer of SingTel shares by Temasek to holders of certain exchangeable bonds issued, open market transactions, securities lending and borrowing , disposal of shares arising from the exercise of put options, issuance of shares pursuant to the exercise of share options resulting in the increase of the issued share capital of SingTel.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: The change in the percentage level is the result of a series of transactions from 10 November 2004 to 10 August 2005.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	10,413,676,799	7,863,950
As a percentage of issued share capital	62.66 %	0.05 %
No. of shares held after the change	9,836,895,692	472,062,095
As a percentage of issued share capital	58.96 %	2.83 %

Footnotes

The percentages for "no. of shares held before the change" are computed based on an issued share capital of 16,620,599,166 shares as at 10 November 2004.

Th percentages for "no. of shares held after the change" are computed based on an issued share capital of 16,684,411,416 shares as at 1 August 2005.

These transactions were reported to Singapore Telecommunications Limited on 15 August 2005.

Attachments: Total size = **0**
(2048K size limit recommended)

Close Window

SEC File No: 82-3622

Print this page

Miscellaneous	
* Asterisks denote mandatory information	
Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	11-Aug-2005 17:06:11
Announcement No.	00045

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Appointment of Mr Simon Israel to the Board of Directors of Temasek Holdings (Private) Limited
Description	
Attachments:	324-sgx.pdf Total size = **76K** (2048K size limit recommended)

Close Window

SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

Appointment of Mr Simon Israel to the Board of Directors of Temasek Holdings (Private) Limited

Singapore Telecommunications Limited ("SingTel") wishes to announce that one of its Directors, Mr Simon Israel, has been appointed as a non-executive Director of Temasek Holdings (Private) Limited ("Temasek"), the substantial shareholder of SingTel.

Consistent with the ASX Corporate Governance Council's Principles of Corporate Governance and Best Practice Recommendations for assessing independence, it has been deliberated and determined that Mr Israel will be treated as a non-independent director of SingTel due to his appointment to the Board of Directors of Temasek. The SingTel Board will therefore be comprised of 9 independent Directors out of a total of 11 Directors.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated: 11 August 2005

/E:ANNOUNCEMENT/2005/324-ann.rtf/LLC/ll


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 11/08/2005

TIME: 19:08:54

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appointment of Simon Israel to Bd of Dirs of Temasek Hldgs

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

SEC File No: 82-3622

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	05-Aug-2005 17:29:42
Announcement No.	00055

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Acquisition of remaining shareholding in Shanghai Zhong Sheng Information Technology Co., Ltd. and Guangzhou Zhong Sheng Information Technology Co., Ltd.
Description	
Attachments:	323-sgx.pdf Total size = **56K** (2048K size limit recommended)

Close Window

SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

ANNOUNCEMENT PURSUANT TO
CLAUSE 704 OF THE SGX LISTING MANUAL

ACQUISITION OF REMAINING SHAREHOLDING IN
SHANGHAI ZHONG SHENG INFORMATION TECHNOLOGY CO., LTD. AND
GUANGZHOU ZHONG SHENG INFORMATION TECHNOLOGY CO., LTD.

Singapore Telecommunications Limited ("SingTel") wishes to announce that NCS Pte. Ltd. ("NCS"), a direct wholly-owned subsidiary of SingTel, has acquired from Mr. Li Jue Wei the remaining 30% of the registered capital of Shanghai Zhong Sheng Information Technology Co., Ltd. ("Shanghai Zisco") for a cash consideration of S$120,000.

NCS has also acquired from Mr. Li Jue Wei the remaining 30% of the registered capital of Guangzhou Zhong Sheng Information Technology Co., Ltd. ("Guangzhou Zisco") for a cash consideration of S$30,000.

Shanghai Zisco and Guangzhou Zisco are indirect wholly-owned subsidiaries of SingTel after the acquisitions.

The consideration for each of the acquisitions was arrived at based on arm's length negotiations on a willing-buyer willing-seller basis, and took into account the projected business prospects of Shanghai Zisco and Guangzhou Zisco.

As at 31 March 2005 and based on unaudited management accounts, the net tangible assets of Shanghai Zisco was S$60,000 and the net tangible liabilities of Guangzhou Zisco was S$280,000.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated: 5 August 2005


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/08/2005

TIME: 19:35:32

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Acquistion of remaining shareholding in Shanghai Zhong Sheng

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

SEC File No: 82-3622

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-Aug-2005 07:02:06
Announcement No.	00005

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SingTel Group's Unaudited Results for the First Quarter Ended 30 June 2005 - Financial Results Presentation
Description	
Attachments:	Q1SlidePresentation.pdf Total size = **1015K** (2048K size limit recommended)

Close Window

Financial results presentation

Q1 FY06: quarter ended 30th June 2005

4th August 2005

SingTel

Company registration number : 199201624D

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

“S$” means Singapore dollars and "A$" means Australian dollars unless otherwise indicated.


SingTel

Asia Pacific's Best Communications Group



Lee Hsien Yang

President & Chief Executive Officer

SingTel

Q1 FY06: underlying NPAT S$762m[1]

Group performance	Underlying[1] earnings growth	↑ 10%	Underlying[1] EPS growth	↑ 17%
SingTel – cash flow engine	Operating revenue	Stable	Free cash flow[2]	S$409m
Optus – challenger focused on returns	Revenue growth[3]	↑ 4.8%	EBITDA margin	30%
Regional mobile – earnings driver	Regional mobile customers up	↑ 41%	Regional mobile earnings up[4]	↑ 30%

1. Excluding exceptionals and FX on interco loan, net of hedging
2. Operating cash less cash capex
3. In A$ terms
4. Before tax and exceptionals


SingTel

Successful transformation continues

Proportionate EBITDA outside Singapore[1] — **68%**


Others
2%
Singapore
32%
Australia
37%
Regional
Mobile
29%

Significant developments

Bharti shareholding — **31%**
- increased for US$252m

Pacific Bangladesh Telecom (PBTL) — **45%**
- US$118m investment

Optus offer for Alphawest — **A$26m[2]**
- enhances position in corp and govt mkt


SingTel

[1] Based on three months to Jun 05

[2] Consideration for 100% based on offer price

Group Q1 FY06: underlying NPAT up 10%

➢ driven by strong associates earnings growth

Statutory results S$m	3 months to Jun 05	3 months to Jun 04	% increase/ (decrease)
Operating revenue	3,214	3,022	6%
Operational EBITDA	1,134	1,130	-
Operational EBITDA margin	35.3%	37.4%	N/M
Associates - excluding EI	376	296	27%
EBITDA[1]	1,603	1,510	6%
NPAT	796	700	14%
NPAT – underlying[2]	762	696	10%
Earnings per share – underlying[2]	4.58 cents	3.90 cents	17%

[1] Operational EBITDA+IDA compensation+share of results of associates
[2] Excluding exceptionals and FX on interco loan, net of hedging


SingTel

SingTel





hello!
SingTel


SingTel

SingTel Q1 FY06: revenue stable

➢ Margins impacted by revenue mix

Statutory results S$m	3 months to Jun 05	3 months to Jun 04	% change
Operating revenue	995	1,001	(0.6%)
Operating expenses	525	490	7.2%
Operational EBITDA	476	515	(7.6%)
Operational EBITDA margin	47.8%	51.4%	
- SingTel ex NCS	54.1%	57.6%	
- NCS (IT services)	10.9%	11.7%	


SingTel

SingTel Q1 FY06: overall revenues stable

- IT growth balances modest decline in telecoms revenue


IT services revenues
6%


Telecoms revenues
2%


IT services revenue S$m
132
136
145
Q1 FY04
Q2 FY04
Q3 FY04
Q4 FY04
Q1 FY05
Q2 FY05
Q3 FY05
Q4 FY05
Q1 FY06


Telecoms revenues S$m
896
865
850
Q1 FY04
Q2 FY04
Q3 FY04
Q4 FY04
Q1 FY05
Q2 FY05
Q3 FY05
Q4 FY05
Q1 FY06


SingTel

SingTel Q1FY06: data and mobile


Data & Internet
0.5%


Local leased
circuit revenue
2%


Managed services
revenue
20%


Broadband revenue
10%


ILC revenue
➢ lower prices for higher bandwidth circuits
17%


Mobile revenue
Stable


Total customers 1.55m
➢ 3G base 20K to date
3%


Postpaid subs[1]
9K


Postpaid churn
1.2%
Data as % ARPU
21%


Prepaid subs[1]
22K

[1] From Mar 05 quarter




SingTel

SingTel Q1 FY06: int'l and national telephone


International telephone


Outgoing minutes[1]
8%


Int'l tel revenue
10%
Outpayment costs
1%


Gross margin
67%

National tel revenue down
- usage impacted by broadband migration

7%


S$133m
S$125m
National tel revenue S$m
Q1 FY05
Q1 FY06
DEL traffic
15%
DEL rental
1%
Other[2]


Primary lines
Res secondary line declines from 16% to 14%[3]
Stable

[1] Excluding Malaysia

[2] include revenue from enhanced telephone services, payphones, DEL interconnect and call management services such as 1900/1800 call services and Telepoll

[3] As a percentage of total residential DEL lines


SingTel

SingTel: Q1 costs and cashflow


Underlying operating costs[1]
5%


Staff costs ex-adjustment[1]
6%


Selling & admin expenses
➢ include higher property rentals
1%


Traffic expenses
7%


Cost of sales
6%



Free cash flow[2] **S$409m**

S$m	Q1 FY06	Q1 FY05
Operating cash flow before working capital charges	482	525
Working capital	(147)	(99)
Dividends	180	62
Tax	(26)	(31)
Op. cash before interest	489	457
Cash capex	(79)	(85)
Free cash flow[2]	**409**	**372**
Free cash flow[2] - excl dividends	*229*	*310*
Cash capex as % revenue	8%	8%

[1] Staff costs for Q1FY05 included a S$9m one-off reduction relating to performance shar costs

[2] Operating cash less cash capex


SingTel

Optus






'yes'
OPTUS



SingTel

Optus Q1 FY06: impacted by price competition

A$m	3 mths to Jun 05	3 mths to Jun 04	% change
Operating revenue	1,742	1,662	4.8%
Operating expenses	1,231	1,166	5.6%
Operational EBITDA	516	506	2.1%
Op EBITDA margin	29.7%	30.4%	N/m
NPAT	150	151	(0.8%)
Free cash flow	144	248	(42%)
Cash capex	257	187	38%
Cash capex:revenue	15%	11%	N/m


SingTel

Optus Mobile Q1 FY06: revenue growth 5%

- EBITDA margin 38%


Mobile revenues up
excl incoming revenues
6%

5%

Mobile revenue A$m	Q1 FY05	Q1 FY06	
Equip	85	127	50%
Outgoing	635	638	flat
Incoming	181	181	flat
Total	901	946	


Business revenue growth
5%


Data as % of ARPU
17%


Subscriber growth
Q1 net adds 105k
5%


Postpaid ARPU declines
5%


Churn stable[1]
SACs up 41%[1]
1.5%

[1] vs Q4 FY05


SingTel

Optus Business & Wholesale: gaining share

➢ EBITDA margin 25%

Optus Business & Wholesale revenue


8%


UeComm
A$18m
A$394m
A$426m
OB[1]
OW
7%
3%
Q1 FY05
Q1 FY06

OB revenues[2] up


14%

Voice
- A$109m


Minutes
3%
Revenue
2%

Data & IP rev
- A$101m


25%[2]
3%
ex Uecomm

Satellite revenue
- A$55m


3%

[1] excluding Uecomm

[2] including A$18m revenue from UeComm


SingTel

Optus Consumer: broadband growth continues

➢ overall revenue flat – offset by weakness in traditional products

Broadband revenues up 63%
Broadband customers '000s
52
56
63
51
406k
161
162
244
DSL
Cable modem
Q1 FY05
Q2 FY05
Q3 FY05
Q4 FY05
Q1 FY06

Offnet voice customers grow 7%

Voice revenue 2.6%
➢ 73% of Consumer revenue

Dial up revenue 26% TV revenue 11%

EBITDA margin 13%

Offnet bundling rate up[1] 56%
➢ June 04: 41%

[1] proportion of residential offnet voice customers taking internet


SingTel

Associates and joint ventures


Pacific Bangladesh
Telecom
CITYCELL
bharti
Singapore
POST
AIS
GLOBE
TELECOM
TELKOMSEL

SingTel

Associates Q1 FY06: NPAT S$273m

Regional mobile pre-tax earnings[1] – Q1 FY06 vs Q1 FY05 ↑ 30%

Associates PBT S$m	Q1 FY06	Q1 FY05	%
Regional Moblie	355	274	30%
SingPost	12	10	13%
Others	9	12	-20%
Ordinary results	**376**	**296**	**27%**
Exceptional results	8	0	NA
Total	**384**	**296**	**30%**

Regional mobile dividends - Q1 FY06 vs Q1 FY05 ↑ 203%



Assoc dividends (S$m)
62m
180m
Others
AIS
Telkomsel
1Q FY05
1Q FY06

[1] Excluding exceptional items


SingTel

Aggregate mobile customer base: up 36% to 71m

➢ India, Indonesia and the Philippines – among top ten growth markets[1]


Largest base
outside China

Aggregate subs (m)

Telstra	SKT	NTT DoCoMo	SingTel Grp	China Unicom	China Mobile
9	19	49	71	120	224

Mobile sub numbers as at Jun 05 (Telstra number as at Mar 05)


Q1 regional mobile earnings[2]
30%

PBT S$m	3 months to Jun 05[2]	% change[2] (S$)	% change[2] (local curr)
Telkomsel	173	48%	61%
AIS	76	(2%)	-
Bharti	66	91%	91%
Globe	41	(10%)	(10%)
PBTL	*	NA	NA
Total	**355**	**30%**	36%

[1] Source: Merrill Lynch – as at Mar 05

[2] Excluding exceptional items – compared to 3 months to Jun 04


SingTel

Cash flow, balance sheet & summary




SingTel

Group Q1 FY06: free cash flow S$594m[1]

Group free cashflow ↓ 12%



676
594
304
62
185
180
Optus
Associate dividends
SingTel
Group free cashflow[1] S$m
Q1 FY05
Q1 FY06

Net debt up in Q1 ↑ S$618m

S$m	Q1 FY06	Q1 FY05
Group free cash flow[1]	594	676
Interest	(126)	(120)
Investments in Bharti & PBTL	(623)	-
Proceeds from sale of Belgacom	-	2,334
Others including FRS 39[2] adjmt	(463)	(40)
Net debt (increase) / decrease	**(618)**	**2,850**






SingTel

[1] Operating cash less cash capex

[2] Includes impact of FRS39 from 1 April 2005

SingTel retains significant flexibility for further investments


Net debt
➢ S$1.7bn net dividends due to be paid in Q2
S$7.2bn


FY04 dividend & capital reduction
Belgacom proceeds
Property proceeds & Globe buyback
Bharti/PBTL investments & FRS39
Net Debt (S$bn)
8.5
7.1
4.3
7.7
7.6
6.6
7.2
Dec 03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05

Financial flexibility



Net gearing — 27%

Net debt:EBITDA — 1.1x

EBITDA:net interest expense — 15x

Moody's upgrade — Aa2
➢ new methodology for government related issuers

S&P rating stable — A+


SingTel

SingTel – Blue Chip Growth Stock

Double digit EPS growth(1) 17%

Strong free cash flow(2) S$594m

Cashflow engine — SingTel

Investing for growth — 'yes' OPTUS

Strong and profitable growth — Regional mobile

(1) Excluding exceptionals and FX on interco loan, net of hedging
(2) Operating cash less capex


SingTel

Financial results presentation

Q1 FY06: quarter ended 30th June 2005

4th August 2005


SingTel

Company registration number : 199201624D


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/08/2005

TIME: 09:10:23

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Unaudited Results for Q1 Ended 30 June 2005 - Presentation

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-Aug-2005 07:00:37
Announcement No.	00004

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SingTel Group's Unaudited Results for the First Quarter Ended 30 June 2005 - Management Discussion and Analysis of Unaudited Financial Condition, Results of Operations and Cash Flows
Description	
Attachments:	Q1MDA.pdf Total size = **1068K** (2048K size limit recommended)

Close Window



Singapore Telecommunications Limited
And Subsidiary Companies

MANAGEMENT DISCUSSION AND ANALYSIS OF UNAUDITED FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS FOR THE FIRST QUARTER ENDED 30 JUNE 2005

The financial statements of the Group are prepared in accordance with Singapore Financial Reporting Standards, which are the same, in material respects, to International Financial Reporting Standards. The financial statements for the period ended, and as at, 30 June 2005 are unaudited.

For all pages, "@" denotes more than +/- 500%, and "" denotes less than +/- S$500,000 or A$500,000, and "**" denotes less than +/- 0.05%, unless otherwise indicated.*

Singapore Telecommunications Ltd And Subsidiary Companies

Table Of Contents

SECTION I : GROUP

FINANCIAL HIGHLIGHTS
FOR THE FIRST QUARTER ENDED 30 JUNE 2005

- **Underlying Earnings Per Share increased 17% to 4.58 cents.**
- **Operating revenue up 6.4% to S$3.21 billion.**
- **Ordinary earnings from associates grew 27% to S$376 million.**
- **Optus' net profit was stable at A$150 million.**
- **The Group's underlying net profit[1] was up by 9.5% to S$762 million.**
- **Free cash flow[2] totalling S$594 million, with S$409 million from SingTel and S$185 million (A$144 million) from Optus.**

[1] Underlying net profit is defined as net profit before exceptionals and exchange differences on loan to Optus, net of hedging.
[2] Free cash flow refers to cash flow from operating activities less cash capex.

SECTION I : GROUP

	Quarter 30 Jun 2005 S$M	Quarter 30 Jun 2004 S$M	YOY Chge %
Operating revenue	3,214	3,022	6.4
Operational EBITDA	1,134	1,130	0.4
Operational EBITDA margin	*35.3%*	*37.4%*	
Share of associates' earnings	384	296	29.7
- ordinary operations	376	296	26.9
- exceptional items	8	-	nm
EBITDA	1,603	1,510	6.1
Exceptional gains/(losses)	34	(2)	nm
Underlying net profit	762	696	9.5
Net profit	796	700	13.7
Free cash flow	594	676	-12.2
Underlying earnings per share (cents)	4.58	3.90	17.4
Basic earnings per share (cents)	4.79	3.92	22.2

	As at 30 Jun 2005	As at 31 Mar 2005	As at 30 Jun 2004
Total assets	35,901	35,333	36,368
Shareholders' funds	19,777	19,271	20,251
Net debt [1]	7,249	6,631	4,259
Net debt gearing ratio [2]	*26.8%*	*25.6%*	*17.4%*
Net debt to EBITDA [3]	*1.1X*	*1.1X*	*0.7X*
Interest cover:			
- EBITDA/net interest expense [4]	*15.4X*	*15.1X*	*14.5X*

Notes:
(1) Net debt is defined as gross debt less cash and bank balances adjusted for related hedging balances.
(2) Net debt gearing is defined as the ratio of net debt to net capitalisation. Net capitalisation is the aggregate of net debt, shareholders' funds and minority interests.
(3) Net debt to EBITDA is defined as net debt to annualised EBITDA (excluding exceptional items).
(4) Net interest refers to interest expense less interest income.

SECTION I : GROUP

GROUP SUMMARY INCOME STATEMENTS (UNAUDITED)
For The First Quarter Ended 30 June 2005

	Quarter 30 Jun				
	2005 SingTel S$ m	2005 Optus S$ m	2005 Group S$ m	2004 Group S$ m	YOY Chge %
Operating revenue	**995**	**2,220**	**3,214**	**3,022**	**6.4**
Operating expenses	(525)	(1,569)	(2,094)	(1,908)	9.7
	470	651	1,121	1,114	0.6
Other income	6	8	14	16	-12.2
Operational EBITDA	**476**	**659**	**1,134**	**1,130**	**0.4**
- EBITDA margin	***47.8%***	***29.7%***	***35.3%***	***37.4%***	
Compensation from IDA	84	-	84	84	-
Share of results of associates					
- ordinary operations	372	4	376	296	26.9
- exceptional items	8	-	8	-	nm
	380	4	384	296	29.7
EBITDA	**940**	**663**	**1,603**	**1,510**	**6.1**
Depreciation & amortisation	(166)	(337)	(503)	(476)	5.6
EBIT	**775**	**326**	**1,100**	**1,034**	**6.4**
Net finance expense					
- net interest expense	(57)	(47)	(104)	(104)	0.1
- intercompany interest income/(expense)	4	(4)	-	-	-
- other finance income	6	-	6	9	-34.4
	(47)	(51)	(98)	(95)	3.4
Profit before EI	**727**	**275**	**1,002**	**939**	**6.7**
Exceptional items	34	-	34	(2)	nm
Profit before tax	**762**	**275**	**1,036**	**937**	**10.6**
Tax expense	(157)	(84)	(241)	(238)	1.3
Profit after tax	**605**	**191**	**796**	**700**	**13.7**
Minority interests	1	-	1	1	60.0
Net profit	**605**	**191**	**796**	**700**	**13.7**
Net profit	**605**	**191**	**796**	**700**	**13.7**
Exclude :					
Exceptional items	(34)	-	(34)	2	nm
Exchange difference (2)	-	-	-	(6)	nm
Underlying net profit	**571**	**191**	**762**	**696**	**9.5**

Notes:

(1) The presentation of income statements in this document is consistent with prior periods. For income statements presented in accordance with Financial Reporting Standard 1 (revised 2004), ***Presentation of Financial Statements***, please refer to "SGX Appendix 7.2 Announcement".

(2) The exchange difference arose from the A$ denominated short term loan to Optus, net of hedging.

SECTION I : GROUP

NEW AND REVISED ACCOUNTING STANDARDS

The Group has applied the same accounting policies and methods of computation in the preparation of the financial statements for the current quarter as the most recent audited financial statements as at 31 March 2005, except for the adoption of various new and revised Financial Reporting Standards ("**FRS**") and Interpretation of Financial Reporting Standard ("**INT FRS**") that became mandatory from 1 April 2005.

Apart from FRS 39, ***Financial Instruments: Recognition and Measurement***, the adoption of the new and revised FRS and INT FRS does not have any significant financial impact on the Group. FRS 39 is applied prospectively, and as prescribed by this standard, the comparative figures for the financial year ended 31 March 2005 are not restated. Instead, the effects of adopting FRS 39 have been adjusted one-off to the opening reserves as at 1 April 2005.

Based on the financial assets and liabilities as at 1 April 2005, the impact on the Group's opening reserves in adopting FRS 39 is illustrated in the table below -

	S$ million
Decrease in -	
Retained earnings	0.6
Hedging and fair value reserves	85.9
Currency translation reserves	53.4
	139.9

REVIEW OF GROUP OPERATING PERFORMANCE

The Group's operating revenue for the quarter increased 6.4% to S$3.21 billion. Optus recorded an increase of 9.8% in operating revenue in Singapore Dollar terms (4.8% in Australian Dollar terms) to S$2.22 billion whereas SingTel's revenue was stable at S$995 million.

The Group's operational EBITDA was flat at S$1.13 billion. Year on year, operational EBITDA margin decreased by 2.1 percentage points from 37.4% to 35.3%. Excluding the one-time reduction in staff costs of S$12.5 million due to the adoption of FRS 102, ***Share-based Payment***, in June last year, operational EBITDA margin would have decreased by a smaller 1.7 percentage points.

The Group's share of ordinary results of associates increased strongly by 27% to S$376 million with continued robust earnings from the overseas associates, particularly Bharti and Telkomsel.

EBITDA increased by 6.1% to S$1.60 billion, with Optus accounting for 41% of Group's EBITDA, unchanged from the same quarter last year.

The exceptional gain of S$34 million in the quarter arose from gains on dilution of equity interest in Bharti (see page 29).

In this quarter, a deferred tax benefit of S$29.5 million was recognised on the interest expense provided by Singapore Telecom Australia Investments Pty Limited, the investment holding company of Optus, on its long term inter-company loan from SingTel.

SECTION I : GROUP

Excluding the effects of exceptional items, the Group's underlying profit grew by 9.5% to S$762 million. Underlying earnings per share, however, grew by a higher 17% to 4.58 cents following the capital reduction exercise last year.

For the current quarter, free cash flow totalled S$594 million, with Optus contributing S$185 million (A$144 million). The Group's net debt gearing increased 1.2 percentage points to 26.8% from 25.6% a quarter ago.

On a proportionate basis, operations outside Singapore accounted for 75% (1Q FY2004/05: 73%) of the Group's enlarged revenue and 68% (Q1 FY2004/05: 64%) of the enlarged EBITDA.

SEQUENTIAL QUARTERLY RESULTS

Results for the current quarter compared to the preceding quarter ended 31 March 2005 are as follows -

	Quarter		QOQ
	30 June 2005 S$ m	31 Mar 2005 S$ m	Chge %
Operating revenue	**3,214**	**3,247**	**-1.0**
Operating expenses	(2,094)	(2,056)	1.8
Operational EBITDA	**1,134**	**1,198**	**-5.3**
Operational EBITDA margin	***35.3%***	***36.9%***	
Profit before exceptional items and tax	**1,002**	**1,001**	**0.1**
Net profit	**796**	**1,043**	**-23.6**
Underlying net profit	**762**	**881**	**-13.5**
Free cash flow	**594**	**907**	**-34.5**

OUTLOOK FOR THE CURRENT FINANCIAL YEAR

There have been no significant changes to the guidance issued earlier with the results for the financial year ended 31 March 2005. SingTel will formally update its guidance outlook during the half year and full year results.

SECTION I : GROUP

GROUP OPERATING REVENUE

By Products And Services	Quarter 30 Jun				YOY Chge
	2005 SingTel S$ m	2005 Optus S$ m	2005 Group S$ m	2004 Group S$ m	%
Mobile communications	207	1,027	1,234	1,189	3.8
National telephone	125	514	638	652	-2.1
Data and Internet	300	323	623	558	11.6
International telephone	152	87	239	247	-3.2
Sale of equipment	33	171	204	131	55.6
IT and engineering services	145	45	190	166	14.6
Cable television	-	39	39	42	-6.7
Others [1]	34	15	48	38	28.3
Total	**995**	**2,220**	**3,214**	**3,022**	**6.4**
Operating revenue			3,214	3,022	6.4
Associates proportionate revenue [2]			974	835	16.7
Enlarged revenue			**4,188**	**3,856**	**8.6**

Notes:
(1) Comprises revenue from lease of satellite transponders and miscellaneous income.
(2) Proportionate share of revenue of associates is based on operating revenue of the associate multiplied by SingTel's effective ownership interest.

Revenue Mix By Services	Quarter 30 Jun	
	2005 Mix	2004 Mix
Mobile communications	38%	39%
National telephone	20%	22%
Data and Internet	19%	18%
International telephone	7%	8%
Sale of equipment	6%	4%
IT and engineering services	6%	5%
Others	3%	3%
	100%	**100%**

The Group's operating revenue increased by 6.4% to S$3.21 billion. Revenue from Australia accounted for 69% of the Group's total operating revenue in Singapore Dollar terms, compared to 67% a year ago.

Mobile Communications and National Telephone contributed 38% and 20% to the Group's operating revenue respectively, down from 39% and 22% in the same quarter last year. Data and Internet revenue increased 12% resulting in a slightly higher contribution of 19% from 18% a year ago. Sale of Equipment rose strongly by 56%, contributing 6% of total revenue, up 2 percentage points from a year ago.

Including the proportionate share of operating revenue from associates, the Group's enlarged revenue increased 8.6% to S$4.19 billion.

SECTION I : GROUP

GROUP OPERATING EXPENSES
(Before Depreciation And Amortisation)

	Quarter 30 Jun				YOY Chge %
	2005 SingTel S$m	2005 Optus S$ m	2005 Group S$ m	2004 Group S$ m	
Traffic expenses	112	505	616	569	8.2
Selling & administrative	129	474	603	585	3.0
Cost of sales	107	310	417	335	24.8
Staff costs	153	249	402	364	10.6
Repairs & maintenance	30	46	76	71	7.2
Others	(7)	(14)	(21)	(16)	31.4
Total	**525**	**1,569**	**2,094**	**1,908**	**9.7**
Total adjusted (1)	***525***	***1,569***	***2,094***	***1,920***	***9.0***

As a percentage of operating revenue	Quarter 30 Jun 2005	Quarter 30 Jun 2004
Traffic expenses	19%	19%
Selling & administrative	19%	19%
Cost of sales	13%	11%
Staff costs	13%	12%
Repairs & maintenance	2%	2%
Others	-1%	-1%
	65%	**63%**

Note:
(1) Adjusted to exclude the S$12.5 million one-off reduction in performance share cost arising from the adoption of FRS 102, ***Share-based Payment***, in June 2004.

The Group's operating expenses increased 9.7% to S$2.09 billion as SingTel and Optus registered increases of 7.2% and 11% respectively. Operating expenses as a percentage of operating revenue increased to 65% from 63% a year ago.

The increase in operating expenses was attributable mainly to Cost of Sales, which rose 25% in line with higher Sale of Equipment and IT services revenues. Cost of Sales accounted for 13% of operating revenue, up 2 percentage points from a year ago.

Traffic expenses increased 8.2% and was the Group's largest expense item, accounting for 19.2% of revenue. Approximately 70% (Q1 FY2004/05: 72%) of the S$616 million in Traffic expenses were interconnection costs in Australia.

SECTION I : GROUP

GROUP OPERATIONAL EBITDA MARGINS

The operational EBITDA margins of the Group are summarised as follows -

	Quarter 30 Jun	
	2005	2004
Group	35.3%	37.4%
SingTel	47.8%	51.4%
Telco businesses	*54.1%*	*57.6%*
IT business	*10.9%*	*11.7%*
Optus	29.7%	30.4%

GROUP SUMMARY BALANCE SHEETS

	As at		
	30 Jun 2005 S$M	31 Mar 2005 S$M	30 Jun 2004 S$M
Current assets (excluding cash)	3,342	3,114	2,644
Cash and bank balances	3,060	3,303	5,587
Non-current assets	29,499	28,917	28,137
Total assets	**35,901**	**35,333**	**36,368**
Current liabilities	5,759	5,977	4,895
Non-current liabilities	10,354	10,074	11,211
Total liabilities	**16,113**	**16,051**	**16,105**
Net assets	**19,788**	**19,283**	**20,263**
Share capital	2,498	2,496	2,679
Reserves	17,279	16,775	17,572
Share capital and reserves	**19,777**	**19,271**	**20,251**
Minority interests	11	12	11
	19,788	**19,283**	**20,263**

SECTION I : GROUP

GROUP LIQUIDITY AND GEARING

	As at		
	30 Jun 2005 S$ m	31 Mar 2005 S$ m	30 Jun 2004 S$ m
Gross debt [1] :			
Current debt	2,098	2,127	1,283
Non-current debt	8,021	7,409	8,518
Gross debt as reported in balance sheet	**10,119**	**9,536**	**9,801**
Related net hedging liability	190	398	45
	10,309	**9,934**	**9,846**
Less: cash and bank balances	(3,060)	(3,303)	(5,587)
Net debt	7,249	6,631	4,259
Gross debt gearing ratio [2]	***34.3%***	***34.0%***	***32.7%***
Net debt gearing ratio	***26.8%***	***25.6%***	***17.4%***

Notes:

(1) With effect from 1 April 2005, borrowings and derivatives are required to be revalued to market values at each balance sheet date in accordance with FRS 39.

(2) Gross debt gearing refers to the ratio of gross debt to gross capitalisation. Gross capitalisation is the aggregate of gross debt, shareholders' funds and minority interests.

The Group's gross debt (net of hedging) as at 30 June 2005 amounted to S$10.31 billion, S$375 million higher than a quarter ago. The increase arose largely from fair valuation (including translation) of the foreign bonds and related derivative instruments under FRS 39, partially offset by repayment of borrowings, mainly bank debts, of S$73 million.

The net debt gearing increased 1.2 percentage points to 26.8% from 25.6% a quarter ago as net debt increased 9.3% with higher gross debt and lower cash balance.

SECTION I : GROUP

GROUP CASH FLOW AND CAPITAL EXPENDITURE

	Quarter			
	30 Jun 2005 S$m	30 Jun 2004 S$m	31 Mar 2005 S$m	YOY chge %
Net cash inflow from operating activities				
Profit before tax	1,036	937	777	10.6
Depreciation	499	474	510	5.2
Adjustment to goodwill	-	-	333	-
Compensation from IDA	(84)	(84)	(84)	-
Share of results of associates	(384)	(296)	(325)	29.7
Exceptional items	(34)	2	(108)	nm
Net finance expense	98	95	91	3.4
Other non-cash items	12	15	11	-17.6
Non cash items	106	205	428	-48.1
Operating cashflow before working capital changes	1,143	1,142	1,205	**
Changes in operating assets and liabilities	(295)	(184)	159	60.2
	848	**958**	**1,363**	**-11.5**
Dividends received from associates	180	62	37	188.6
Tax paid	(27)	(31)	(63)	-14.5
	1,001	**990**	**1,338**	**1.2**
Net cash (outflow)/ inflow from investing activities				
Payment for purchases of property, plant and equipment	(407)	(313)	(431)	30.0
Proceeds from sale of property, plant and equipment	1	*	317	nm
Proceeds from sale of associates	-	2,334	117	nm
(Net investment in associates)/ Repayment of associates' loans	(610)	11	(11)	nm
Deposit in respect of bid for Pakistan Telecom	(67)	-	-	nm
Net purchase of trading investments	*	(32)	(239)	nm
Proceeds from disposal of available for sale financial assets	-	13	98	nm
Payment for acquisition of subsidiary companies, net of cash acquired	*	-	(45)	nm
Others *(interest received etc)*	21	17	3	19.8
	(1,063)	**2,031**	**(192)**	**nm**
Net cash outflow from financing activities				
Net decrease in borrowings	(73)	(263)	(19)	-72.2
Net interest paid on borrowings and swaps	(126)	(120)	(85)	4.6
Payments to minority shareholders	-	(229)	-	nm
Proceeds from share issue in respect of share options	21	21	30	-1.9
Others *(purchase of performance shares etc)*	(4)	-	(15)	nm
	(182)	**(591)**	**(90)**	**-69.2**
Net (decrease)/increase in cash & cash equivalents	**(244)**	**2,430**	**1,056**	**nm**
Exchange effects on cash and cash equivalents	1	(5)	4	nm
Group cash and cash equivalents at beginning	**3,303**	**3,162**	**2,243**	**4.5**
Group cash and cash equivalents at end	**3,060**	**5,587**	**3,303**	**-45.2**
Free cash flow [1]	**594**	**676**	**907**	**-12.2**
Capital expenditure (accrual basis)				
SingTel	31	51	81	-39.0
Optus	298	145	461	106.1
Group	**329**	**196**	**542**	**68.3**
Cash capex to operating revenue	***13%***	***10%***	***13%***	

Note:

(1) Free cash flow refers to cash flow from operating activities less cash capex.

SECTION I : GROUP

Group operating cash flows (before dividends and tax) for the quarter amounted to S$848 million, 12% lower than the same quarter last year. Dividend receipt from associates, however, increased to S$180 million as Telkomsel paid its first instalment of the final dividend in June this year compared to in August last year.

Net cash outflow from investing activities for the quarter was S$1.06 billion. The Group invested S$623 million in Bharti and Pacific Bangladesh Telecom Limited. In addition, a refundable deposit of S$67 million in relation to its bid for Pakistan Telecommunication Co. Ltd was made. This deposit will be repaid in August 2005. In the quarter last year, S$2.33 billion was received from the divestment of Belgacom.

Cash capital expenditure this quarter was S$407 million, representing 13% of the operating revenue, up 3 percentage points from a year ago due to higher spending on mobile networks in Australia as Optus prepares for its 3G launch in Sydney and Melbourne later this year. With the higher cash capital expenditure, free cash flow declined 12% or S$82 million to S$594 million.

Net cash outflow from financing activities was S$182 million, comprising mainly debt repayment of S$73 million and interest payments of S$126 million.

Ending cash balance decreased by S$244 million to S$3.06 billion.

Please refer to Sections II and III for more information on cash flows.

SINGTEL

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL HIGHLIGHTS
FOR THE FIRST QUARTER ENDED 30 JUNE 2005

- **Operating revenue was flat at S$995 million.**
- **Operational EBITDA margin at 47.8%.**
- **Strong ordinary earnings from associates, up 27% to S$372 million.**
- **EBITDA increased 5.4% to S$940 million.**
- **Underlying net profit increased 11% to S$571 million.**

SECTION II : SINGTEL

	Quarter 30 Jun		YOY
	2005	2004	Chge
	S$ m	S$ m	%
Operating revenue	995	1,001	-0.6
Operational EBITDA	476	515	-7.6
Operational EBITDA margin	*47.8%*	*51.4%*	
Share of associates' results	380	293	29.8
-ordinary operations	372	293	26.9
-exceptional items	8	-	nm
EBITDA	940	892	5.4
Exceptional gains/(losses)	34	(2)	nm
Underlying net profit [1]	571	513	11.4
Net profit	605	517	17.1
Free cash flow	409	372	10.0

Note:
(1) Underlying net profit is defined as net profit before exceptionals and exchange differences on loan to Optus, net of hedging.

SECTION II : SINGTEL

SINGTEL
SUMMARY INCOME STATEMENTS (UNAUDITED)
For The First Quarter Ended 30 June 2005

	Quarter 30 Jun		YOY Chge
	2005 S$ m	2004 S$ m	%
Operating revenue	**995**	**1,001**	-0.6
Operating expenses	(525)	(490)	7.2
	470	511	-8.1
Other income	6	4	61.1
Operational EBITDA	**476**	**515**	**-7.6**
-EBITDA margin	***47.8%***	***51.4%***	
Compensation from IDA	84	84	-
Share of results of associates			
- ordinary operations	372	293	26.9
- exceptional items	8	-	nm
	380	293	29.8
EBITDA	**940**	**892**	**5.4**
Depreciation & amortisation	(166)	(177)	-6.2
EBIT	**775**	**715**	**8.3**
Net finance expense			
- net interest expense	(57)	(55)	4.2
- interest income from Optus	4	10	-57.4
- net investment income	6	9	-34.4
	(47)	(36)	31.1
Profit before EI	**727**	**679**	**7.1**
Exceptional items	34	(2)	nm
Profit before tax	**762**	**677**	**12.4**
Taxation	(157)	(161)	-2.5
Profit after tax	**605**	**516**	**17.1**
Minority interests	1	1	60.0
Net profit	**605**	**517**	**17.1**
Net profit	**605**	**517**	17.1
Exclude :			
Exceptional items	(34)	2	nm
Exchange difference on loan to Optus, net of hedging	-	(6)	nm
Underlying net profit	**571**	**513**	**11.4**

SECTION II : SINGTEL

REVIEW OF SINGTEL OPERATING PERFORMANCE

For the current quarter ended 30 June 2005, operating revenue was stable at S$995 million, with IT services growing by 6.4% and telecommunications businesses declining by 1.7%. On a sequential quarter basis, operating revenue declined by 6.4% largely due to IT services which fell 32% due to cyclical factors. Excluding IT services, the telecommunications businesses were stable compared to the preceding quarter.

Revenues from Data and Internet services and Mobile communications, the two largest revenue streams, were flat year on year. IT services recorded an increase of 6.4%. International Telephone revenue, however, declined by 9.7% mainly attributable to lower international telephone outgoing minutes. National Telephone revenue decreased 6.6% but was stable compared to the preceding quarter.

Operating expenses increased by 7.2% to S$525 million. Excluding the impact of the one-off reduction in performance share cost of S$9 million upon the adoption of FRS 102, ***Share-based Payment***, in June last year, the underlying operating expenses would have increased by a slower 5.2%.

Operational EBITDA margin for the quarter was 47.8%, 1.9 percentage points higher than a quarter ago but 3.6 percentage points lower than a year ago.

Pre-tax contributions from associates continued to be strong, growing by 30% year on year to S$380 million, accounting for 52% (1Q FY2004/05: 43%) of SingTel's profit before exceptional items and tax.

The exceptional item of S$34 million in the quarter arose from gains on dilution of equity interest in Bharti (see page 29).

In this quarter, a deferred tax benefit of S$29.5 million was recognised on the interest expense provided by Singapore Telecom Australia Investments Pty Limited, the investment holding company of Optus, on its long term inter-company loan from SingTel.

Net profit after tax was S$605 million. On a comparable basis, i.e. excluding exceptionals and non-recurring exchange differences, the underlying net profit grew 11% to S$571 million.

Free cash flow generated in the quarter amounted to S$409 million, up 10% from a year ago.

SECTION II : SINGTEL

SEQUENTIAL QUARTERLY RESULTS

Results for the current quarter compared to the preceding quarter ended 31 March 2005 are as follows:

	Quarter		QOQ Chge %
	30 June 2005 S$ m	31 Mar 2005 S$ m	
Operating revenue	**995**	**1,063**	**-6.4**
Operating expenses	(525)	(582)	-9.8
Operational EBITDA	**476**	**488**	**-2.5**
Operational EBITDA margin	***47.8%***	***45.9%***	
Profit before exceptional items and tax	**727**	**683**	**6.4**
Net profit	**605**	**437**	**38.7**
Underlying net profit	**571**	**671**	**-14.9**
Free cash flow	**409**	**450**	**-9.1**

OPERATING REVENUE

SINGTEL	Quarter 30 Jun				YOY Chge %
	2005		2004		
	S$ m	Mix %	S$ m	Mix %	
Data and Internet	300	30	298	30	0.5
Mobile communications	207	21	207	21	**
International telephone	152	15	169	17	-9.7
IT and engineering	145	15	136	14	6.4
National telephone	125	13	133	13	-6.6
Sale of equipment	33	3	28	3	17.2
Others [1]	34	3	30	3	13.6
Total	**995**	**100**	**1,001**	**100**	**-0.6**

Note:
(1) Comprises revenue from paging services, maritime & land mobile revenue, lease of satellite transponders and miscellaneous income.

Operating revenue was flat at S$995 million during the quarter.

Data and Internet services and Mobile communications constituted 30% and 21% of total operating revenue respectively, unchanged from the last corresponding quarter. International Telephone fell 9.7% and constituted 15% of total operating revenue, down from 17% a year ago.

SECTION II : SINGTEL

Data and Internet [1]

SINGTEL	Quarter 30 Jun 2005 S$ m	Quarter 30 Jun 2004 S$ m	YOY Chge %
Data services			
Local leased circuits [2]	90	88	1.9
International leased circuits (ILC)	44	53	-16.5
Managed services [3]	39	32	20.3
Others [4]	27	27	-2.6
	200	**201**	**-0.6**
Internet related			
Broadband	55	50	10.4
SingTel Internet Exchange (STiX)	8	6	23.4
Narrowband and others	16	19	-18.4
	79	**75**	**4.2**
Data and Internet related	**278**	**276**	**0.7**
Capacity sales revenue	**22**	**22**	**-1.4**
Total	**300**	**298**	**0.5**

Key Drivers - Internet related	Quarter 30 Jun 2005	Quarter 31 Mar 2005	Quarter 30 Jun 2004
Number of broadband lines (000s) [5]	**311**	**299**	**268**
Singapore broadband penetration rate [6]	***48%***	***45%***	***38%***
Broadband market share [7]	***55%***	***56%***	***60%***
Number of paying Internet dial up customers (000s)	**102**	**112**	**142**

Notes:

(1) With effect from this quarter, Data and Internet revenues are shown net of inter-company eliminations, which relate mainly to the sales recorded by SingTel from SingNet under wholesale arrangements. The new presentation provides more meaningful information on the revenues. The comparatives have been restated to be consistent with the current quarter. Total revenues remained unchanged.
(2) Include resale of overseas local leased circuits.
(3) Include ATM, MEG@POP, Connect Plus IP, Frame Relay, Facility Management and Managed Hosting Services.
(4) Include ISDN, VSAT, DTE/ DCE, digital video broadcasting etc.
(5) SingTel's broadband service comprises all ADSL lines, including SingNet retail broadband lines but excluding leased lines and other broadband access.
(6) Total estimated ADSL and cable lines divided by total number of households (Source: IDA).
(7) Based on total SingTel ADSL lines divided by total ADSL and cable lines in the population. Market share information based on IDA's published statistics.

SECTION II : SINGTEL

Data revenue for the quarter amounted to S$200 million, stable compared to the same quarter last year and the preceding quarter.

Local leased circuit revenue, the largest component at 45% of Data services, was largely flat compared to the same quarter last year. Against the preceding quarter, it increased 4.5%.

ILC revenue, the next largest component at 22% of Data services, recorded a decline of 17% year on year and a decline of 5.9% on a sequential quarter basis. While demand for bandwidth continued to be robust, with volume sales doubling from a year ago, a higher proportion of customers in the quarter bought higher bandwidth circuits, where average prices continued to fall steeply.

Internet revenue for the quarter grew 4.2% to S$79 million and was stable compared to the preceding quarter.

Broadband revenue rose 10% to S$55 million year on year and increased 3.2% against the preceding quarter. As at 30 June 2005, the number of broadband lines continued to increase, from 299,000 lines a quarter ago to 311,000 lines. The year on year increase was 16% or 43,000 subscribers.

SingTel continues to position itself as the broadband market leader with its comprehensive suite of broadband services to cater to various needs, ranging from affordable entry time-based or volume-based plans to high speed plans catering to multi-users within the family.

With intense market competition, SingTel's market share fell by 1 percentage point from a quarter ago to 55% as at June 2005. SingTel has recently introduced higher broadband speeds and better competitive offers to win more customers.

As in previous quarters, the dial up narrowband subscriber base continued to decline as customers migrated to broadband services. As at 30 June 2005, the number of dial up subscribers totalled 102,000 with a year on year decline of 40,000 narrowband subscribers.

In May 2005, SingTel acquired wireless broadband spectrum for S$2.05 million through an auction. SingTel is a full service provider and this spectrum is complementary to its existing 3G, DSL and WiFi networks.

Revenue from capacity sales comprises the amortised income of capacity sold on the C2C submarine cable network. Capacity sales recorded on an operating lease basis for the current quarter amounted to S$22 million, flat compared to a year ago.

Please refer to **Appendix 3** for more information on C2C.

SECTION II : SINGTEL

Mobile Communications

SingTel	Quarter 30 Jun 2005 S$ m	Quarter 30 Jun 2004 S$ m	YOY Chge %
Cellular service [1]	207	207	**

Key Drivers	Quarter 30 Jun 2005	Quarter 31 Mar 2005	Quarter 30 Jun 2004
Number of mobile subscribers (000s)			
Prepaid	405	427	410
Postpaid	1,148	1,139	1,092
Total	**1,553**	**1,566**	**1,502**
MOUs per subscriber per month [2]			
Prepaid	38	43	43
Postpaid	357	349	315
Average revenue per subscriber per month [2] (S$ per month)			
Prepaid [3]	13	13	14
Postpaid [4]	70	70	73
Blended	**55**	**54**	**57**
Data services as % of mobile revenue [5]	***21%***	***21%***	***18%***
Acquisition cost per postpaid subscriber (S$) [6]	**188**	**202**	**184**
Postpaid churn per month [7]	*1.2%*	*1.1%*	*1.4%*
Singapore mobile penetration rate [8]	***96%***	***94%***	***87%***
Singapore mobile subscribers ('000s) [9]	***4,084***	***3,991***	***3,656***
Market share			
Prepaid	*29%*	*32%*	*37%*
Postpaid	*43%*	*43%*	*43%*
Overall	***38%***	***39%***	***41%***

Notes:

(1) Cellular service revenue excludes revenue earned from international calls classified under "International Telephone" revenue, consistent with prior periods. Bill rebates in relation to customer re-contracting activities are charged against mobile communications revenue.

(2) Based on average subscribers, calculated as the simple average of opening and closing subscribers.

(3) Prepaid ARPU includes revenue earned from international telephone calls, and is computed net of sales discounts on prepaid cards.

(4) Postpaid ARPU includes revenue earned from international telephone calls and is computed net of international outpayments for outbound roaming traffic.

(5) Include revenue from SMS, *SEND, MMS and other data services.

(6) The basis used for calculating Singapore mobile acquisition cost per subscriber has been revised in September 2004 quarter to include additional costs relating to certain postpaid corporate customers. The comparatives have been restated on the new basis. This restatement has no impact on SingTel's overall operating costs or net profit.

(7) Calculated by expressing the number of postpaid subscribers who deactivate or disconnect (both voluntary and Company's initiated churn) as a percentage of the average subscribers.

SECTION II : SINGTEL

(8) The penetration rates for 2004 are based on previously published figures by IDA, not updated with subsequent changes in population base.
(9) Source: IDA.

Mobile communications revenue was flat on a year on year basis and when compared to the preceding quarter.

As at 30 June 2005, SingTel registered a net decline of 13,000 in the number of mobile subscribers to 1.55 million from a quarter ago, with an increase of 9,000 postpaid mobile subscribers offset by a 22,000 decline in prepaid mobile subscribers.

To regain its presence in the prepaid market, SingTel announced on 1 July 2005 that its prepaid mobile subscribers could now enjoy free incoming calls and free international direct dialing calls to 13 destinations in addition to three minutes of free outgoing calls on every Sunday. Market response to these offerings has been encouraging.

Blended ARPU remained stable relative to the preceding quarter as SingTel continues to focus on 3G and data services. To date, more than 20,000 subscribers had signed up for 3G services. The adoption of SMS and other data services such as GPRS, picture messaging and downloads continued to rise, and mobile data contributed 21% of mobile revenue, up from 18% a year ago.

The postpaid churn rate remained low at 1.2% due to ongoing customer retention efforts, which in this quarter included offering customers bill rebates for re-contracting their services.

Subscriber acquisition cost was stable compared to the same quarter last year, and was 7% lower than a quarter ago.

To date, SingTel has invested approximately S$134 million on 3G network rollout and S$98 million on license fee.

SECTION II : SINGTEL

International Telephone [1]

SINGTEL	Quarter 30 Jun 2005 S$ m	Quarter 30 Jun 2004 S$ m	YOY Chge %
International (incl Malaysia) call revenue	120	136	-11.8
Inpayments and net transit	32	33	-1.2
Total	**152**	**169**	**-9.7**
Outpayments	**50**	**50**	**-1.2**
Net	**103**	**118**	**-13.4**
Margin %	*67%*	*70%*	

Key drivers	Quarter 30 Jun 2005	Quarter 31 Mar 2005	Quarter 30 Jun 2004
International telephone outgoing minutes (m mins) (excl Malaysia)	**220**	**217**	**238**
Average IDD call collection rate - net basis (S$/ min) (excl Malaysia) [2]	**0.467**	**0.477**	**0.492**

Notes:

(1) International telephone services include international calling cards, IDD calls and facsimile services into and out of Singapore, other international call services, corporate voice, video and audio conferencing and wholesale voice services. It also includes international telephone revenue earned from calls made from mobile phones.

(2) With effect from this quarter, the average IDD call collection rate has been revised to capture total revenues earned from international telephone calls made from mobile phones. In prior periods, only the revenue earned by SingTel Ltd from SingTel Mobile, a reseller of SingTel Ltd's IDD call services, was included in the computation of average collection rate. The comparatives have been restated to be consistent with the current quarter.

International Telephone revenue declined 9.7% to S$152 million in this quarter as the volume of international telephone outgoing minutes (excluding Malaysia) fell 7.5% and the average collection rate declined by 5.1% against the same quarter last year.

On a sequential quarter basis, revenue fell by 3.9%.

Margins declined from 70% to 67% year on year.

SECTION II : SINGTEL

IT and Engineering Services ("IT services")

SINGTEL	Quarter 30 Jun		YOY Chge
	2005 S$ m	2004 S$ m	%
IT & Engineering revenue [1]	145	136	6.4

Note :
(1) Generated mainly by NCS and its subsidiaries.

Revenue from IT services rose 6.4% to S$145 million for the quarter. Compared to the preceding quarter, IT services fell 32%. This was mainly due to cyclical factors, with revenue coming off a seasonal all-time peak in the preceding quarter which was boosted by both local and overseas businesses.

In the current quarter, NCS group revenue was generated from a broad base. Business segments contributing to the revenue generation were systems integration, professional services, and facilities and applications maintenance. Major wins in the quarter came from industry verticals such as government, defence, tourism, and financial services.

Business traction in overseas markets continues to gain momentum as the group implements its regional growth strategies. Approximately 17% of the IT services revenue for the current quarter was sourced outside of Singapore, up from 13% a year ago. The overseas revenue base grew more than 50% compared to the same quarter last year.

SECTION II : SINGTEL

National Telephone

SINGTEL	Quarter 30 Jun 2005 S$ m	Quarter 30 Jun 2004 S$ m	YOY Chge %
Direct Exchange Lines ("DEL")			
- rental	47	48	-1.1
- traffic	35	41	-14.6
	82	89	-7.3
Others [1]	46	48	-4.8
	128	137	-6.4
Intercompany eliminations	(3)	(3)	**
	125	133	-6.6

Key Drivers	Quarter 30 Jun 2005	Quarter 31 Mar 2005	Quarter 30 Jun 2004
DEL working lines ('000s)			
Residential	1,081	1,087	1,106
Business	756	757	761
Total	**1,837**	**1,844**	**1,867**
Singapore DEL penetration rate	***43.6%***	***43.8%***	***45.1%***
Singapore DEL working lines ('000s) [2]	**1,851**	**1,859**	**1,877**
DEL market share	***99.3%***	***99.2%***	***99.4%***

Notes:
(1) Include revenue from enhanced telephone services, payphones, DEL interconnect and call management services such as 1900/1800 call services and Telepoll.
(2) Source: IDA.

National Telephone revenue declined 6.6% to S$125 million in the quarter and was flat compared to the preceding quarter.

DEL rental revenue fell by 1.1%, reflecting the 1.6% or 30,000 net decline in the number of DEL lines from a year ago, accounted for mainly by the terminations of residential DEL lines held as second or subsequent lines[1].

DEL traffic revenue fell 15% year on year driven mainly by the decline in Internet traffic as more customers migrated from dial-up to broadband service. Against the preceding quarter, however, traffic revenue was stable.

[1] DEL lines are classified as second or subsequent lines if they are registered at the same residential address as the primary lines.

SECTION II : SINGTEL

OPERATING EXPENSES
(Before Depreciation And Amortisation)

SINGTEL	Quarter 30 Jun 2005 S$ m	Quarter 30 Jun 2004 S$ m	YOY Chge %
Staff costs -underlying	153	145	5.6
FRS 102 adjustment	-	(9)	nm
	153	136	12.7
Selling & administrative	129	128	0.8
Traffic expenses	112	104	7.4
Cost of sales	107	101	6.2
Repairs & maintenance	30	27	12.3
Others [2]	(7)	(7)	7.7
Total	**525**	**490**	**7.2**
***Total - Adjusted* [1]**	***525***	***499***	***5.2***

As a percentage of operating revenue	Quarter 30 Jun 2005	Quarter 30 Jun 2004
Staff costs	15%	14%
Selling & administrative	13%	13%
Traffic expenses	11%	10%
Cost of sales	11%	10%
Repairs & maintenance	3%	3%
Others	-1%	-1%
Total	**53%**	**49%**

Notes:

(1) Adjusted to exclude the S$9 million one-off reduction in performance share cost arising from the adoption of FRS 102, ***Share-based Payment***, in June 2004.

(2) Included government grants and recoveries of costs.

Operating expenses increased 7.2% or S$35 million compared to a year ago due largely to higher Staff and Traffic expenses.

On a comparable basis, i.e. when the one-off adjustment for the reduction in performance share cost was excluded, operating expenses rose at a lower rate of 5.2%.

SECTION II : SINGTEL

Staff Costs

SINGTEL	Quarter 30 Jun 2005 S$ m	Quarter 30 Jun 2004 S$ m	YOY Chge %
Gross staff costs	144	143	0.8
Performance share cost [1]	7	4	79.5
Retrenchment cost	4	2	152.9
Capitalisation of staff costs	(2)	(4)	-34.3
	153	145	5.6
Effects of adoption of FRS 102	-	(9)	nm
Total, net	**153**	**136**	**12.7**

Key Drivers	Quarter 30 Jun 2005	Quarter 31 Mar 2005	Quarter 30 Jun 2004
SingTel average number of staff	10,032	10,127	10,155
Revenue per staff (S$'000) [2]	99	105	99
As at end of period:			
Number of staff			
NCS Group	2,941	2,889	2,737
SingTel and subsidiary companies	7,095	7,198	7,424
SingTel	**10,036**	**10,087**	**10,161**
Optus	9,415	9,068	9,067
Total Group	**19,451**	**19,155**	**19,228**

Notes:
(1) Performance share expense for a share grant is amortised and recognised in income statement on a straight line basis over the vesting period of 3 years from the date of the grant.
(2) Based on average employee numbers.

As at 30 June 2005, SingTel's headcount fell by 1.2% or 125 to 10,036 from a year ago.

Performance share expense for the grants in 2003, 2004 and 2005 amounted to S$7 million for the quarter. In the last corresponding quarter, the performance share expense for the grants in 2003 and 2004 amounted to S$4 million.

In the June quarter last year, the performance share expense was reduced by a one-off adjustment of S$9 million for SingTel and S$12.5 million for the Group upon the adoption of FRS 102, ***Share-based Payment***.

SECTION II : SINGTEL

Selling & Administrative Expenses

SINGTEL	Quarter 30 Jun 2005 S$ m	Quarter 30 Jun 2004 S$ m	YOY Chge %
Selling & administrative expenses (net)	**129**	**128**	**0.8**

Selling & Administrative expenses were flat compared to the same quarter last year with increases in rental costs and mobile/ broadband acquisition and retention costs partially offset by lower bad debts expense. Operating lease payments of S$5 million were made in the quarter for the properties sold and leased back from A-REIT in March 2005.

Traffic Expenses

SINGTEL	Quarter 30 Jun 2005 S$ m	Quarter 30 Jun 2004 S$ m	YOY Chge %
Outpayments	50	50	-1.2
Leases [1]	50	42	18.3
Interconnect	12	12	5.2
	112	**104**	**7.4**

Note:
(1) Leases comprise backhaul charges, Inmarsat satellite rental, cost of restoring cable breakages and leased circuit charges.

See page 21 for an analysis of outpayments relative to inpayments.

Lease charges incurred rose 18% or S$8 million for the quarter, in line with the increase in volume of bandwidth sold and increased sales of end-to-end corporate data services, which had resulted in increased charges for lease of overseas local loops and overseas half-end circuits in countries where SingTel does not have direct connectivity.

SECTION II : SINGTEL

OTHER INCOME STATEMENT ITEMS

Depreciation And Amortisation

SINGTEL	Quarter 30 Jun 2005 S$ m	Quarter 30 Jun 2004 S$ m	YOY Chge %
Depreciation of property, plant and equipment			
- SingTel and subsidiary companies	132	143	-8.0
- C2C	33	34	-3.6
	164	177	-7.2
Other amortisation	2	*	nm
	166	**177**	**-6.2**
Depreciation as a percentage of operating revenue	***17%***	***18%***	

The reduction in depreciation of 7.2% or S$13 million resulted mainly from the end of useful lives of certain submarine cables in the second quarter of last financial year as well as the cessation of depreciation for the properties sold to A-REIT in March 2005.

SECTION II : SINGTEL

Net Finance Expense

SINGTEL	Quarter 30 Jun 2005 S$ m	Quarter 30 Jun 2004 S$ m	YOY Chge %
Net interest expense:			
- Interest income from third parties	20	12	72.2
- Interest expense	(77)	(67)	15.9
	(57)	(55)	4.2
- Interest income from Optus	4	10	-57.4
	(53)	**(45)**	**18.0**
Other finance income			
- FRS 39 fair value adjustments [1]	*	-	nm
- Writeback for diminution in value of short term investments	-	2	nm
- Investment gain[2]	1	4	-86.4
- Foreign exchange gain (net)	5	3	78.6
	6	**9**	**-34.4**

Notes:
(1) The fair value adjustments arose from the revaluation of investments held for resale at market values at balance sheet date under FRS 39, ***Financial Instruments: Recognition and Measurement***, which is effective from 1 April 2005.
(2) Comprise mainly dividend income and realised gains or losses on disposals of investments held for resale.

Excluding interest income from Optus (which is eliminated upon consolidation), interest income rose by 72%, attributable to an increase in average interest rates. Similarly, interest expenses increased 16% as the interest rates for the foreign bonds were generally higher than the last corresponding quarter. With the partial repayment of inter-company loans from Optus last year, the loan due from Optus was lower than a year ago, resulting in lower interest income in the quarter.

Exceptional Items [1]

SINGTEL	Quarter 30 Jun 2005 S$ m	Quarter 30 Jun 2004 S$ m	YOY Chge %
Dilution gain on Bharti	34	-	nm
Goodwill impairment	-	(15)	nm
Net gain on disposal of non-current investments [2]	-	11	nm
Provision for diminution in value of non-current investments [2]	-	(1)	nm
Recovery of investments previously written off	-	2	nm
Total	34	(2)	nm

Notes:
(1) Exceptional items are material non-recurring items for which separate disclosure is considered necessary to avoid distortion of reported results of performance.
(2) Non-current investments include associates and long term investments.

SECTION II : SINGTEL

In May 2005, new Bharti shares were issued upon the conversion of certain debentures into ordinary shares. The debentures were issued in the prior year in connection with an acquisition. The resultant gain on dilution in the effective equity interest in Bharti of S$34 million was recorded in the current quarter.

Taxation

SINGTEL	Quarter 30 Jun 2005 S$ m	Quarter 30 Jun 2004 S$ m	YOY Chge %
Taxation			
Withholding taxes on dividend income from associates [1]			
- Telkomsel	20	13	51.1
- BSI	1	-	nm
- AIS	-	5	nm
	21	18	15.3
Current and deferred taxes **(a)**	55	69	-20.7
Tax benefit of inter-company interest expense	(30)	-	nm
	46	87	-47.0
Share of taxes of associates			
- share of ordinary tax **(b)**	92	74	23.7
- reversal of Bharti deferred tax benefit (see page 53)	19	-	nm
	111	74	49.6
Total	**157**	**161**	**-2.5**
Effective tax rates based on :			
SingTel reported profits before tax (ex-Optus)	***20.6%***	***23.8%***	
SingTel profits (ex-Optus and associates)			
Profit before tax	762	677	
Exclude :			
Compensation from IDA	(84)	(84)	
Share of associates' profits	(380)	(293)	
Fair value adjustments	*	(2)	
Exceptional items	(34)	2	
C2C losses	37	34	
Adjusted pre-tax profits **(c)**	**300**	**335**	
Effective tax rate **(a)/(c)**	***18.2%***	***20.3%***	
Applicable statutory tax rate	***20.0%***	***20.0%***	
Share of associates' profits			
Share of results from ordinary operations **(d)**	372	293	
Effective tax rate **(b)/(d)**	***24.7%***	***25.3%***	

Note:
(1) Withholding taxes are deducted at source when dividends are remitted by the overseas associates. For accounting purpose, the dividend income and related withholding taxes are accrued when declared by the associates. Dividend income has no impact on the income statement of the Group as they are eliminated at Group. The cash inflows upon the receipt of dividend are shown in Section IV.

SECTION II : SINGTEL

In this quarter, a deferred tax benefit of S$29.5 million was recognised on the current quarter's interest expense provided by Singapore Telecom Australia Investments Pty Limited (the investment holding company of Optus) on its inter-company loan from SingTel.

This loan amounting to A$5.2 billion was made in June 2002 for a term of ten years, with interest rates pegged at a margin above floating rates.

The potential deferred tax benefit of approximately A$130 million brought forward from 31 March 2005 has not been recognised as at 30 June 2005. SingTel shall assess the probability of realising this potential tax benefit by utilisation against future taxable income of Optus at the last quarter of the financial year.

The inter-company loans and interests are eliminated at Group level.

MINORITY INTERESTS

SINGTEL	Quarter 30 Jun		YOY Chge
	2005 S$ m	2004 S$ m	%
Minority interests	1	1	60.0

The accumulated losses attributable to minority shareholders of C2C exceeded their contributions. Accordingly, the losses incurred by C2C for the current quarter have not been allocated to the minority shareholders of C2C but were fully taken up by SingTel. See Appendix 3 for more information on C2C.

SECTION II : SINGTEL

SINGTEL CASH FLOW AND CAPITAL EXPENDITURE

	Quarter			YOY
	30 Jun 2005 S$m	30 Jun 2004 S$m	31 Mar 2005 S$m	Chge %
Net cash inflow from operating activities				
Profit before tax	**762**	**677**	**444**	**12.4**
Depreciation	164	177	173	-7.2
Adjustment to goodwill	-	-	333	-
Compensation from IDA	(84)	(84)	(84)	-
Share of results of associates	(380)	(293)	(326)	29.8
Exceptional items	(34)	2	(93)	nm
Net finance expense	47	36	40	31.1
Other non-cash items	8	10	7	-23.3
Non cash items	(280)	(152)	50	83.6
Operating cashflow before working capital changes	482	525	494	-8.2
Changes in operating assets and liabilities	(147)	(99)	87	47.9
	335	**426**	**580**	**-21.3**
Dividends received from associates	180	62	37	188.6
Tax paid	(26)	(31)	(63)	-15.4
	489	**457**	**555**	**6.9**
Net cash (outflow)/ inflow from investing activities				
Payment for purchases of property, plant and equipment	(79)	(85)	(104)	-6.6
Proceeds from sale of property, plant and equipment	1	*	317	nm
Repayment of loans by Optus	-	-	322	-
Proceeds from sale of associates	-	2,334	117	nm
(Net investment in asso)/Repayment of asso' loans	(607)	11	(6)	nm
Deposit in respect of bid for Pakistan Telecom	(67)	-	-	nm
Net purchase of short term investments	*	(32)	(239)	nm
Proceeds from disposal of investments held for resale	-	13	50	nm
Others *(dividends and interest received etc)*	24	16	20	44.2
	(729)	**2,259**	**476**	**nm**
Net cash outflow from financing activities				
Net decrease in borrowings	(5)	-	-	nm
Net interest paid on borrowings and swaps	(81)	(74)	(32)	9.3
Proceeds from issue of shares from share options	21	21	30	-1.9
Payments to minority shareholder	-	(229)	-	nm
Others *(purchase of performance shares etc)*	(4)	-	(15)	nm
	(70)	**(282)**	**(18)**	**-75.2**
Net increase in cash and cash equivalents	**(311)**	**2,434**	**1,013**	**nm**
SingTel cash and cash equivalents at beginning	**3,123**	**3,103**	**2,110**	**0.7**
SingTel cash and cash equivalents at end	**2,813**	**5,536**	**3,123**	**-49.2**
Free cash flow [(1)]	**409**	**372**	**450**	**10.0**
Capital expenditure - accrual basis	**31**	**51**	**81**	**-39.0**
Cash capex to operating revenue	***8%***	***8%***	***10%***	

SECTION II : SINGTEL

Note:
(1) Free cash flow refers to cash flow from operating activities less cash capex.

For the first quarter ended 30 June 2005, operating cash flow for SingTel (before dividend and tax) amounted to S$335 million, down 21% due to lower operating profits and differences in timing of trade receipts and payments. Dividend receipt from associates, however, increased to S$180 million as Telkomsel paid its first instalment of the final dividend in June this year compared to in August last year.

Net cash outflow from investing activities amounted to S$729 million, comprising mainly cash outlays for regional acquisitions. SingTel invested S$623 million in Bharti and Pacific Bangladesh Telecom Limited. In addition, a refundable deposit of S$67 million in relation to its bid for Pakistan Telecom was made. This deposit will be repaid in August 2005. In the quarter last year, S$2.33 billion was received from the divestment of Belgacom.

Cash capital expenditure for the quarter amounted to S$79 million, 6.6% lower than the same quarter last year. With higher operating cash and lower cash capital expenditure, free cash flow for the current quarter improved 10% to S$409 million.

Net cash outflow in financing activities was S$70 million, with interest payments amounting to S$81 million.

Cash and cash equivalents for the quarter decreased S$311 million from a quarter ago, with cash balance of S$2.81 billion as at 30 June 2005.

SINGTEL OPTUS PTY LIMITED

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL HIGHLIGHTS
FOR THE FIRST QUARTER ENDED 30 JUNE 2005

- **Operating revenue up 4.8%.**
- **Operational EBITDA up 2.1%.**
- **Operational EBITDA margin decreased to 29.7% -- down 0.7 percentage points.**
- **Net profit of A$150 million -- down 0.8%.**
- **Free cash flow of A$144 million -- down 42%.**

	Quarter 30 Jun		YOY
	2005 A$ m	2004 A$ m	Chge %
Operating revenue	1,742	1,662	4.8
Operational EBITDA	516	506	2.1
Operational EBITDA margin	*29.7%*	*30.4%*	
EBIT	255	262	-2.7
Net profit	150	151	-0.8
Free cash flow	144	248	-41.9

SECTION III : OPTUS

OPTUS SUMMARY INCOME STATEMENTS – Singapore GAAP
For The First Quarter Ended 30 June 2005

	Quarter 30 Jun		YOY Chge
	2005 A$ m	2004 A$ m	%
Operating revenue	**1,742**	**1,662**	**4.8**
Operating expenses	(1,231)	(1,166)	5.6
	510	496	**2.9**
Other income	6	10	-39.6
Operational EBITDA	**516**	**506**	**2.1**
- EBITDA margin	***29.7%***	***30.4%***	
Share of results of joint venture companies	3	3	23.1
EBITDA	**520**	**508**	**2.2**
Depreciation & amortisation	(264)	(246)	7.5
EBIT	**255**	**262**	**-2.7**
Net finance expense	(40)	(48)	-18.0
Profit before tax	**216**	**214**	**0.7**
Tax expense	(66)	(63)	4.3
Net profit	**150**	**151**	**-0.8**

SECTION III : OPTUS

REVIEW OF OPTUS OPERATING PERFORMANCE

Revenue for the first quarter grew by 4.8%. This revenue growth included the negative impact of lower mobile termination rates that were reduced from 21 cents to 18 cents per minute effective 1 January 2005. If these rates had not been reduced, first quarter revenue growth would have been higher at 6.3%.

Revenue growth was also impacted by increasing levels of price competition, particularly in the mobile segment.

EBITDA margin declined slightly compared to the first quarter last year, reflecting intense competition, particularly in the mobile and fixed business markets. In the current quarter, Optus has moved to aggressively defend its mobile market share. Optus also continued to increase its Consumer broadband base to over 400,000 customers and to grow market share in the corporate business segment.

Net profit declined marginally compared to the same quarter last year.

Optus has previously advised of a higher level of capital expenditure as it rolls out new mobile and fixed line broadband networks. Cash capital expenditure for the first quarter increased by almost 40% and, associated with this, free cash flow declined. This was mainly due to higher spending on mobile networks as Optus prepares for its 3G launch in Sydney and Melbourne later this year.

SECTION III : OPTUS

SEQUENTIAL QUARTERLY RESULTS

Results for the current quarter compared to the preceding quarter ended 31 March 2005 are as follows:

	Quarter		QOQ Chge
	30 Jun 2005 A$ m	31 Mar 2005 A$ m	%
Operating revenue	**1,742**	**1,718**	**1.4**
Operating expenses	(1,231)	(1,159)	6.2
Operational EBITDA	**516**	**559**	**-7.5**
Operational EBITDA margin	***29.7%***	***32.5%***	
Mobile	*38%*	*42%*	
Optus Business & Wholesale	*25%*	*27%*	
Consumer & Multimedia	*13%*	*13%*	
Profit before tax	**216**	**262**	**-17.8**
Net profit	**150**	**594**	**-74.7**
Underlying net profit	**150**	**166**	**-9.5**
Free cash flow	**144**	**359**	**-59.8**

Compared to the preceding quarter, revenue increased by 1.4%. However, costs increased more rapidly. This reflected a more aggressive stance in the mobile market where Optus invested some A$30 million more in subscriber acquisition costs than in the preceding quarter to acquire and retain high value customers, in addition to launching new prepaid and postpaid plans.

SECTION III : OPTUS

DIVISIONAL TOTALS

	Quarter 30 Jun		YOY Chge
	2005 A$m	2004 A$m	%
Operating revenue by division:			
Mobile	946	901	5.0
Optus business	302	266	13.5
Optus wholesale	124	128	-3.1
Consumer and multimedia	383	381	0.3
Less inter-divisional revenue [1]	(12)	(14)	-12.7
Total	**1,742**	**1,662**	**4.8**
Operational EBITDA by division:			
Mobile	360	348	3.5
Optus business & wholesale	108	105	3.1
Consumer and multimedia	48	53	-8.9
Total	**516**	**506**	**2.1**
Operational EBITDA margins by division:			
Mobile	*38%*	*39%*	
Optus business & wholesale	*25%*	*27%*	
Consumer and multimedia	*13%*	*14%*	
Total	***29.7%***	***30.4%***	

Note:
(1) Inter-divisional revenue represents mobile termination revenue for fixed to mobile calls originating with Consumer and Multimedia, and Optus Business and preselected customers.

In the current quarter, Mobile contributed 56% of revenue growth, whilst the fixed line divisions contributed 44% of revenue growth. Both the Mobile and Business & Wholesale divisions' EBITDA increased by more than 3% despite aggressive price competition. The Consumer & Multimedia division's EBITDA decreased as Optus continued to invest in off-net broadband customer acquisition in advance of its anticipated infrastructure build.

SECTION III : OPTUS

OPTUS MOBILE DIVISION

	Quarter 30 Jun		YOY Chge
	2005 A$ m	2004 A$ m	%
Mobile communications revenue [1]			
Outgoing service revenue	638	635	0.5
Incoming service revenue	181	181	-0.4
Service revenue	819	816	0.3
Equipment revenue	127	85	49.6
	946	**901**	**5.0**
Operational EBITDA [2]	**360**	**348**	**3.5**
- EBITDA margin	*38%*	*39%*	

Key Drivers	Quarter		
	30 Jun 2005	31 Mar 2005	30 Jun 2004
Number of mobile subscribers (000s)			
Prepaid	2,789	2,695	2,631
Postpaid	3,237	3,226	3,090
Total	**6,026**	**5,921**	**5,721**
Mobile penetration rate [3]	*90%*	*89%*	*80%*
MOUs per subscriber per month [4]			
Prepaid	64	64	46
Postpaid	133	126	127
ARPU per month (A$) [4]			
Prepaid	21	21	22
Postpaid	67	68	70
Blended	**46**	**46**	**48**
Data revenue as a percentage of service revenue	*17%*	*17%*	*15%*
Market (000s) [5]	**18,401**	**18,045**	**16,183**
Market share - total [5]	*33%*	*33%*	*35%*
Retail postpaid churn rate per month [6]	*1.5%*	*1.5%*	*1.4%*
% users through wholesale [7]	*19%*	*19%*	*18%*
Acquisition cost per subscriber	**A$156**	**A$111**	**A$166**

Notes:

(1) Including equipment, international outgoing and international incoming revenue.
(2) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.
(3) Penetration is measured as total market mobile users divided by Australia's total population.
(4) Based on average customers, calculated as the simple average of opening and closing customers. MOU includes outgoing minutes only. ARPU excludes equipment revenue.
(5) Market size and market share figures are Optus estimates.
(6) Churn excludes customers transferring from postpaid to prepaid.

SECTION III : OPTUS

(7) Based on the nature of the billing arrangements between Optus and its Wholesale customers including Virgin Mobile, all Wholesale subscribers are included as postpaid subscribers.

Optus Mobile revenue grew by 5.0% in the quarter, whilst EBITDA grew by 3.5% resulting in its margin being slightly lower than the same quarter last year. Overall revenue growth was negatively impacted by the 14% reduction in mobile termination rates effective 1 January 2005. Excluding this negative impact, overall revenue growth for the quarter would have been 7.7%.

Outgoing and equipment revenues grew by 6.4%. Incoming revenue was flat, due to the reduced termination rates.

Whilst the Australian Competition and Consumer Commission's reduction of mobile termination rates to 18 cents per minute does not automatically apply to Optus and is dependent on further commercial and regulatory processes, Optus has taken a conservative approach of accruing at 18 cents for the current quarter, unless it has already negotiated a different rate with a particular carrier.

Optus Mobile continues to focus on three strategies to drive growth.

Firstly, it is growing share in the business mobile market, with revenue in this segment up 5.3% compared to the same quarter last year.

Secondly, Optus is stimulating data revenues, which increased to 17% of ARPU, up some 2 percentage points on the same quarter last year.

The third strategy is to leverage Optus's traditional strength in the consumer segment. Competition has been intense, and for most of the 2005 financial year Optus focused on maintaining profitability as opposed to subscriber growth. More recently, Optus has moved to defend market share more aggressively with higher subscriber acquisition costs and new postpaid and prepaid plans.

First quarter net adds totalled 105,000, delivering subscriber growth of 5.3%.

Capped plans are offered by Optus to its retail customers in the small business and consumer segments. During the quarter, around 24% of new and recontracted customers chose capped plans. Approximately 7% of the total Optus postpaid base are now using capped plans. Together with lower termination rates, the capped plans are impacting ARPU, which declined by 5.4% in postpaid.

Optus also increased spending to acquire and retain high value customers. Acquisition costs per subscriber increased by 41% compared to the preceding quarter. Overall, Optus spent some A$30 million more in subscriber acquisition costs in the first quarter this year than it did in the preceding quarter.

On a sequential basis, Mobile margins were lower, but churn was stable.

Mobile cash capital expenditure of A$104 million for the quarter, representing 40% of Optus's total cash capital expenditure, was up 81% on the same quarter last year, as Optus prepares for the launch of its joint 3G network with Vodafone. Optus expects to launch 3G services in Sydney and Melbourne in the latter part of this calendar year, having already launched in Canberra in April 2005.

SECTION III : OPTUS

OPTUS BUSINESS & WHOLESALE DIVISIONS

	Quarter 30 Jun 2005 A$ m	Quarter 30 Jun 2004 A$ m	YOY Chge %
Business revenue			
Voice	109	111	-2.0
Data and IP	101	81	25.2
Satellite	55	53	3.4
Managed & professional services	37	21	77.2
Total Business revenue	**302**	**266**	**13.5**
Wholesale revenue			
Voice	87	95	-8.2
Data and IP	37	32	13.0
Other	*	*	nm
Total Wholesale revenue	**124**	**128**	**-3.1**
Total revenue	**426**	**394**	**8.1**
Operational EBITDA (1)	**108**	**105**	**3.1**
- EBITDA margin	***25%***	***27%***	

Key Drivers	Quarter 30 Jun 2005	Quarter 31 Mar 2005	Quarter 30 Jun 2004
Business voice minutes (m min)	1,287	1,204	1,247
Wholesale voice minutes (m min)	1,206	1,143	1,357
As at end of period:			
64k equivalent lines (000s) (2)	915	882	573
Buildings connected (3)	14,623	14,065	11,313

Notes:
(1) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.
(2) 64k equivalent lines comprises all directly connected voice lines in use, plus the in use portion of directly connected data services, translated to the equivalent number of 64k lines (e.g., a 2 mbs datalink is equivalent to 31 x 64k equivalent lines), but excluding all wholesale lines greater than 128mbs. Data includes Uecomm (30 June 2005: 269,000, 31 March 2005: 256,000; 30 June 2004: Nil).
(3) Directly connected buildings include all connections via all access media - fibre, DSL, fixed wireless, satellite and leases. Data includes Uecomm (30 June 2005: 1,313; 31 March 2005:1,218; 30 June 2004: Nil).

SECTION III : OPTUS

Optus Business & Wholesale continued to gain market share in what remains a very price competitive market. Overall revenues grew by 8.1%. Optus Business revenues grew by 6.8%, excluding UeComm. This more than offset the 3.1% decline in Wholesale, after the completion of some one-off low margin transit business.

Including UeComm, Optus Business revenues grew by 14%. Fierce price-based competition was offset by a reversal of the negative seasonality that impacted the March quarter. Voice minutes were up 3.3% in a market where fixed voice minutes have been declining. However, total voice revenue fell slightly due to price pressure.

Data & IP revenue was strong with 25% revenue growth or 3.2% excluding UeComm, again demonstrating growth in market share.

Managed and professional services revenue grew by A$16 million due to some one-off equipment sales and the commencement of new contracts. Satellite revenues increased by 3.4%.

Optus Business continues to win new customers including Holden and further Victorian Government contracts.

Optus has successfully completed its integration of Uecomm, which has performed to expectations.

Business & Wholesale's combined EBITDA grew by 3.1% but overall EBITDA margin fell slightly to 25%, reflecting price competition.

Cash capital expenditure was up 6.5% for the quarter to A$83 million, from A$78 million in the same quarter last year, representing 32% of the Optus total.

Optus recently announced that it intended to make a takeover offer for Alphawest Limited, valuing the company at A$26 million. Alphawest is a provider of high quality information and communications technology services. The acquisition will enhance Optus' ability to offer end-to-end solutions to corporate and government customers and to continue to grow profitably in this segment of the Australian telecommunications market.

SECTION III : OPTUS

OPTUS CONSUMER AND MULTIMEDIA DIVISION

	Quarter 30 Jun		YOY Chge
	2005 A$ m	2004 A$ m	%
HFC voice revenue	102	106	-3.3
Cable Internet revenue	34	28	21.6
Pay TV revenue	31	35	-10.7
HFC revenue	**167**	**168**	**-0.7**
Dial up Internet revenue	22	29	-26.1
DSL Internet revenue	18	4	368.4
Off network voice revenue	177	181	-2.2
Total revenue	**383**	**381**	**0.3**
Operational EBITDA [1]	**48**	**53**	**-8.9**
- EBITDA margin	***13%***	***14%***	
Free cash flow	**25**	**29**	**-12.7**

Key Drivers	Quarter 30 Jun 2005	31 Mar 2005	30 Jun 2004
HFC & Internet			
HFC ARPU per month (A$)	108	108	110
Local telephony customers [2]	489	493	502
Other customers [2,8]	32	32	24
Total HFC customers (000s) [8]	**521**	**524**	**526**
Local telephony bundling rate [3]	***69%***	***68%***	***64%***
HFC penetration [4]	***37%***	***38%***	***38%***
DSL customers	162	128	22
HFC broadband customers	244	227	161
Broadband customers subtotal	**406**	**355**	**184**
Dial-up delivered over HFC network	54	65	90
Dial-up delivered off network	365	373	427
Total Internet customers (000s)	**825**	**792**	**700**
Off Network [5]			
Total local call resale customers [5,7] (000s)	633	640	593
Total long distance customers [5,7] (000s)	724	742	730
Local call resale bundling rate [6,7]	*56%*	*48%*	*41%*

SECTION III : OPTUS

Notes:

(1) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.
(2) Local telephony customers include all customers who take local telephony over the HFC network, whether or not they take any other service over the HFC network (such as pay TV). Other customers include all customers on the HFC network who do not take a local telephony service - that is, customers who take one or more of pay TV or cable Internet.
(3) Based on customers who are receiving a "bundled benefit" from taking a package of products (local telephony plus at least one of cable Internet, dial-up Internet or pay TV).
(4) Based on 1.4 million serviceable homes.
(5) As small business has become an increased business focus, both current and comparative data have been restated to include small business customers. Prior disclosures were residential customers only.
(6) Residential only. Based on customers who are receiving a "bundled benefit" from taking a package of products (local call resale and long distance plus either DSL or dial-up Internet).
(7) Comparative customer data has been updated for consistency with current presentation.
(8) March 2005 data has been revised.

Optus continues to focus on building a strong position in the rapidly growing broadband market.

In the June quarter, overall Consumer & Multimedia revenue was flat, with strong broadband growth offset by declines in traditional products.

Broadband revenue grew by 63%. Optus now has over 400,000 broadband customers. In June 2005, Optus announced an alliance with Ninemsn to deliver better content and services, integrated across both broadband and 3G platforms, which will allow Optus to continue to attract high value users to its broadband and 3G services.

Local call resale customers grew by 6.7%, but after usage declines, off-net fixed voice revenues fell by 2.2%.

Dial-up Internet revenue fell 26%, reflecting Optus's success in migrating customers to broadband. Pay TV revenue also declined, by 11%, but the announced arrangements with Foxtel now give Optus more incentive to promote the Foxtel digital service.

Optus is steadily building scale in off-net voice and broadband and the bundling rate is increasing. Once it has sufficient certainty from its regulatory and commercial negotiations, Optus plans to use Unbundled Local Loop (ULL) to carry more traffic on its own network. This has the potential to improve off-net margins, after an initial phase of start up costs.

The June quarter EBITDA margin was 13%, down 1 percentage point on the same quarter last year, reflecting continuing investment in low margin, off-net broadband customer growth.

The division's cash capital expenditure for the quarter decreased 4.3% to A$23 million, accounting for 9% of total cash capital expenditure.

The increasing scale in broadband, the launch of digital TV services and the declining importance of dial-up should help improve top line trends for this division later in the year.

SECTION III : OPTUS

OPTUS OPERATING EXPENSES
(Before Depreciation and Amortisation)

	Quarter 30 Jun 2005 A$ m	Quarter 30 Jun 2004 A$ m	YOY Chge %
Interconnect	336	334	0.6
Outpayments & other leases	59	48	23.1
Traffic expenses	396	383	3.4
Selling & administrative	372	376	-1.2
Cost of sales	244	192	26.7
Staff costs	221	208	5.9
Capitalisation of costs (1)	(36)	(27)	33.7
Repair & maintenance and others	36	34	5.6
Total	**1,231**	**1,166**	**5.6**
As a percentage of operating revenue			
Traffic expenses	23%	23%	
Selling & administrative	21%	23%	
Cost of sales	14%	12%	
Staff costs	13%	13%	
Capitalisation of costs (1)	-2%	-2%	
Repair & maintenance and others	2%	2%	
	71%	**70%**	

	Quarter 30 Jun 2005	Quarter 31 Mar 2005	Quarter 30 Jun 2004
Staff statistics			
Number of employees, at end of period (2)	9,415	9,068	9,067
Average number of employees	9,242	9,066	8,968
Revenue per employee (A$'000) (3)	188	190	185

Notes:
(1) The bulk of the capitalisation relates to staff cost.
(2) Including Uecomm's 153 staff (31 Mar 2005: 150; 30 June 2004: Nil).
(3) Based on average employee numbers.

Optus continued its careful cost control in the current quarter, with the percentage of operating costs to revenue increasing only slightly to 71%.

Interconnect expense remained stable, assisted by the lower mobile termination rates paid.

Selling and administration costs were lower by 1.2% mainly due to lower mobile subscriber acquisition costs.

SECTION III : OPTUS

The 27% increase in cost of sales was the result of the 50% increase in Mobile equipment revenue and the inclusion of Uecomm's cost of sales.

Staff costs increased by 5.9% due to a 3% increase in average employee numbers, of which more than 50% are in Uecomm that was not owned at 30 June 2004, wage increases and a provision for redundancy costs associated with Optus's recent divisional reorganisation. The increase in employee numbers between 31 March and 30 June 2005 has been predominantly in customer service, sales and capital project roles to drive growth across each of Optus's major business areas.

Increased capitalisation reflects a higher proportion of long term capital projects as Optus rolls out new mobile and fixed line broadband networks.

SHARE OF RESULTS OF JOINT VENTURE COMPANIES

	Quarter 30 Jun		YOY
	2005 A$ m	2004 A$ m	Chge %
Southern Cross	3	3	26.9
Virgin Mobile	-	-	-
Bridge Mobile	*	-	nm
Total	**3**	**3**	**23.1**

Southern Cross' profitability has improved with higher revenue from new sales, and lower interest expense due to lower debt, as customers made scheduled payments for their cable capacities.

Equity accounting for Virgin Mobile has been suspended since June 2002 because the carrying amount of the investment was reduced to nil.

SECTION III : OPTUS

OTHER INCOME STATEMENT ITEMS

Depreciation and Amortisation

	Quarter 30 Jun		YOY Chge
	2005 A$ m	2004 A$ m	%
Depreciation of property, plant & equipment	263	244	7.4
Amortisation	2	2	11.8
	264	**246**	**7.5**
Depreciation as a percentage of operating revenue	***15%***	***15%***	

Depreciation as a percentage of operating revenue was steady at 15%, as a result of continued careful capital expenditure management.

Optus acquired its 3G licence in 2001 for A$250 million. As at 30 June 2005, the carrying cost including capitalised interest was A$292 million. On the commercial launch of 3G services expected in later part of this calendar year, this cost will be amortised from the launch date to the end of the license period in October 2017.

Net Finance Expense

	Quarter 30 Jun		YOY Chge
	2005 A$ m	2004 A$ m	%
Interest payable to SingTel	3	8	-60.7
Interest payable to others	44	45	-2.7
Gross interest on borrowings	47	53	-11.9
Interest capitalised	(2)	-	nm
Net interest expense	45	53	-15.8
Interest income	(5)	(5)	6.4
Total	**40**	**48**	**-18.0**

The reduction of 18% in net interest expense was mainly due to lower average debt resulting from Optus' strong positive cash flow, partially offset by higher interest rates.

SECTION III : OPTUS

Taxation

	Quarter 30 Jun		YOY Chge
	2005 A$ m	2004 A$ m	%
Optus' Australian income tax expense	66	63	4.1
Share of joint venture tax expense	*	-	nm
	66	**63**	**4.3**

Optus' Australian income tax expense reflected the Australian tax rate of 30% together with minor variations between accounting and taxable income.

SECTION III : OPTUS

CASH FLOW AND CAPITAL EXPENDITURE

	Quarter			YOY
	30 Jun 2005 A$ m	30 Jun 2004 A$ m	31 Mar 2005 A$ m	Chge %
Net cash inflow from operating activities				
Profit before tax	**216**	**214**	**262**	**0.7**
Depreciation and amortisation	264	246	267	7.5
Share of results of joint ventures	(3)	(3)	1	23.1
Exceptional items	-	-	(12)	-
Other non-cash items	41	51	41	-18.0
Non cash items	303	294	297	3.0
Operating cashflow before working capital changes	518	508	560	2.0
Changes in operating assets and liabilities	(116)	(73)	56	59.2
	402	**435**	**616**	-7.6
Tax paid	*	-	*	nm
Net cash inflow from operating activities	**402**	**435**	**616**	-7.7
Net cash outflow for investing activities				
Purchases of property, plant and equipment	(257)	(187)	(257)	38.0
Purchase of subsidiaries	*	-	(35)	nm
Proceeds from disposal of investments	-	-	37	-
Others	(1)	4	(12)	nm
	(258)	**(183)**	**(267)**	**41.6**
Net cash outflow for financing activities				
Net decrease in loans from SingTel	-	-	(251)	-
Net decrease in bank & other borrowings	(53)	(214)	-	-75.3
Finance lease payments (excluding interest)	*	(1)	(15)	nm
	(53)	(215)	(266)	-75.5
Net interest paid on borrowings and swaps (including finance lease interest)	(38)	(41)	(47)	-7.7
	(91)	**(257)**	**(313)**	**-64.4**
Net change in cash and cash equivalents	**52**	**(4)**	**36**	**nm**
Cash and cash equivalents at beginning	141	46	105	203.2
Cash and cash equivalents at end	**193**	**42**	**141**	**355.3**
Free cash flow [1]	**144**	**248**	**359**	**-41.9**
Cash flow before borrowings [2]	**105**	**211**	**302**	**-50.2**
Capital expenditure - accrual basis	**234**	**120**	**366**	**95.0**
Cash capital expenditure to operating revenue	***15%***	***11%***	***15%***	

Notes:
(1) Free cash flow is defined as cash flow from operating activities less cash purchases of property, plant and equipment.
(2) Cash flow before borrowings is defined as operating cash flows less investing cash flows and interest paid (including finance lease interest).

SECTION III : OPTUS

Cash capital expenditure

	Quarter 30 Jun		YOY Chge
	2005 A$ m	2004 A$ m	%
Mobile	104	57	81.3
Business & wholesale	83	78	6.5
Consumer & multimedia	23	24	-4.3
Other	48	28	72.9
Total	**257**	**187**	**38.0**

Operating cash flow for the quarter was A$402 million, reflecting the seasonal impact of higher working capital requirements.

Optus has previously advised of a higher level of capital expenditure as it rolled out new mobile and fixed line networks. Cash capital expenditure for the quarter of A$257 million reflected that focus, being an increase of 38% compared to a year ago.

SECTION IV: ASSOCIATES

FINANCIAL HIGHLIGHTS
FOR THE FIRST QUARTER ENDED 30 JUNE 2005

- Pre-tax ordinary results from associates up 27% to S$376 million.

- On a post tax basis, earnings from associates up 23% to S$273 million.

- Strong profit contributions from Telkomsel and Bharti.

- Group's regional mobile subscribers (including SingTel and Optus) grew a record 6.3 million in the quarter. Year on year, Group's regional mobile subscribers up 36% or 19 million to 71 million. On a proportionate share basis, increase was 35% to 28 million subscribers.

SECTION IV : ASSOCIATES

	Equity Int %	Quarter 30 Jun 2005 S$ m	Quarter 30 Jun 2004 S$ m	YOY Chge %
Regional mobile associates				
Telkomsel	35.0	173	117	48.3
AIS [(2)]	21.5	76	77	-2.2
Bharti Telecom / Bharti Tele-Ventures [(3)]	30.8	66	35	90.7
Globe Telecom [(2) (4)]	44.6	41	46	-9.9
Pacific Bangladesh Telecom Ltd ("PBTL") [(5)]	45.0	*	-	nm
		355	**274**	**29.7**
Other SingTel associates				
Singapore Post	30.9	12	10	12.5
PT Bukaka ("BSI") [(2)]	40.0	6	8	-30.9
New Century InfoComm ("NCIC") [(2)]	24.5	(3)	(4)	-11.4
Others		3	4	-40.5
SingTel share of ordinary results		**372**	**293**	**26.9**
Optus share of ordinary results		**4**	**3**	**25.0**
Group share of pre-tax profits		**376**	**296**	**26.9**
Exceptional items				
Bharti Telecom/ Bharti Tele-Ventures [(6)]		3	-	nm
Globe Telecom [(6)]		5	-	nm
Group share of exceptional items		**8**	**-**	**nm**
Group share of pre-tax profits		**384**	**296**	**29.7**
Group share of net profit after tax of associates				
Telkomsel		121	79	53.2
AIS		53	57	-6.9
Bharti Telecom/ Bharti Tele-Ventures				
- ordinary results		58	32	81.4
- exceptional items		3	-	nm
- reversal of deferred tax benefit		(19)	-	nm
		42	32	31.7
Globe Telecom				
- ordinary results		36	37	-4.1
- exceptional items		5	-	nm
		41	37	9.7
PBTL		*	-	nm
Regional mobile associates		**257**	**205**	**25.4**
Others		16	17	-3.6
Group share of net profit (A)		**273**	**222**	**23.2**
(A) as % of Group underlying net profit		***36%***	***32%***	

Notes:

(1) The statutory accounts of the associates are prepared based on local GAAP. Where applicable, the accounting policies of these associates have been restated to ensure compliance with the Group's accounting policies.

(2) These associates have December financial year ends. SingTel equity accounted for share of results of these companies based on the financials for the period ended 31 March 2005. One-off transactions between 1 April 2005 and 30 June 2005 which are material are also accounted by the Group in the current quarter.

SECTION IV : ASSOCIATES

(3) In May 2005, SingTel increased its equity interest in Bharti Telecom Limited ("**BTL**") from 26.96% to 32.81%, and its equity interest in Bharti Tele-Ventures Limited ("**Bharti**", an associated company of BTL) was diluted from 15.95% to 15.78% following Bharti's conversion of certain debentures into ordinary shares. With these capital changes, SingTel's total effective interest in Bharti as at 30 June 2005 was 30.84%. In the preceding quarter, SingTel's effective interest in Bharti was 28.46%.
(4) In November 2004, SingTel increased its equity interest in Globe Telecom from 40.05% to 45.05% and in March 2005, this was diluted to 44.63% following a share buyback exercise.
(5) In June 2005, SingTel purchased a 45% equity interest in Pacific Bangladesh Telecom Limited and commenced equity accounting from this quarter.
(6) These items relate to one-off GAAP and other adjustments of individually insignificant values relating to prior periods.

In the current quarter, the Group's share of pre-tax profit from its associates amounted to S$384 million, accounting for 38% (1Q FY2004/05: 32%) of the Group's profit before exceptionals and tax.

Excluding exceptionals, the share of ordinary results of associates increased by 27% or S$80 million, largely due to higher contributions from Telkomsel and Bharti. On a post-tax basis, profits from associates grew 23% to S$273 million in the current quarter. The associates contributed 36% to the Group's underlying net profit for the quarter, up 4 percentage points from a year ago.

PT Telekomunikasi Selular ("Telkomsel")

Telkomsel is the leading operator of cellular telecommunications services in Indonesia.

SingTel's share of Telkomsel's pre-tax profit for the quarter ended June 2005 increased 48% to S$173 million due to strong operational performance as its mobile subscriber base continued to register robust growth. It recorded 3.6 million in net new subscribers in the current quarter and increased its market share to 57% from 56% a quarter ago. Its total subscriber base of 21.5 million, with 1.4 million postpaid and 20.1 million prepaid, has increased 74% from 12.4 million a year before. Compared to a quarter ago, the subscriber base had increased by 21% or 3.7 million.

In April 2005, Telkomsel redeemed all its outstanding US dollar denominated Guaranteed Notes that were issued in 2002.

Advanced Info Service ("AIS")

AIS is the largest mobile communications operator in Thailand. As at 30 June 2005, it was also the second largest listed company on the Stock Exchange of Thailand.

With continued intense competition in the Thai market, SingTel's share of pre-tax profit from AIS for the quarter declined 2.2% to S$76 million. Operating revenue fell 1.5% as the volume of mobile handsets sold declined. Mobile service revenue also grew at a slower pace of 1.7% year on year as usage per subscriber declined. Compared to the preceding quarter, however, SingTel's share of pre-tax profit was higher by 5.9% or S$4.2 million as a result of lower marketing and administrative expenses.

AIS' subscriber base grew by 9.6% or 1.4 million from a year ago to 15.8 million as at 30 June 2005. It registered 1.9% increase or 298,000 new subscribers from a quarter ago. AIS continues to lead the market with approximately 56% market share as at 30 June 2005.

SECTION IV : ASSOCIATES

Bharti Tele-Ventures Ltd Group ("Bharti")

Bharti Tele-Ventures Ltd is India's leading private sector provider of telecommunications services with approximately 13.2 million customers as at 30 June 2005. The Company is an integrated telecommunications service provider, offering mobile, fixed-line, long distance, broadband and enterprise services. Bharti Tele-Ventures Ltd is listed on the National Stock Exchange and the Stock Exchange, Mumbai.

In the quarter, Bharti added 1.3 million mobile and fixed line customers, resulting in a net increase in total customer base of 57% from a year ago.

Bharti is the only mobile service provider with an "all India" presence that offers mobile services in all 23 licensed circles. Bharti continued to be the GSM market leader with 27% market share and also maintained its leading market position in wireless with 22% of the total wireless market as at 30 June 2005. The company also provides fixed line services and Internet access over DSL in 14 circles.

As at 30 June 2005, Bharti's mobile subscriber base of approximately 12.3 million represented a significant growth of 60% or 4.6 million subscribers from a year ago and an increase of 12% or 1.3 million from a quarter ago.

SingTel's share of pre-tax profit from Bharti of S$66 million in the quarter was almost doubled that of the same quarter last year. Robust growth was recorded across all its divisions.

In this quarter, SingTel equity accounted for its share of Bharti's reversal of deferred tax benefit pertaining to license fee of S$19 million. The deferred tax asset reversal has been recently accounted by Bharti as a late adjustment to its March 2005 results.

Globe Telecom, Inc ("Globe")

Globe is one of the largest mobile communications services providers in the Philippines and is listed on the Philippine Stock Exchange.

For the quarter under review, Globe recorded slower revenue growth of 4.9% as ARPU deteriorated due to lower usage. This, together with higher staff and marketing expenses, resulted in SingTel's share of pre-tax profits decreasing by 9.9% to S$41 million.

As at 30 June 2005, Globe had 13.6 million mobile subscribers, an increase of 5.2% from 13 million a quarter ago. It registered a significant 29% or 3.1 million increase in mobile subscribers from a year ago.

SECTION IV : ASSOCIATES

PROFORMA INFORMATION

The following tables show unaudited proforma proportionate financial information which had been derived from the Income Statements of the Group prepared on a statutory basis and the proportionate share of operating revenue and EBITDA of its associates.

Proportionate presentation is not required by Singapore GAAP and is not intended to replace the financial statements prepared in accordance with Singapore GAAP. However, since associates in which the Group has an interest are not consolidated on a line by line basis, proportionate information is provided as supplemental data to facilitate a better appreciation of the relative contribution from the Group's operations in Australia, Singapore and other regional markets.

Proportionate operating revenue	Quarter 30 Jun		YOY
	2005 S$ m	2004 S$ m	Chge %
Group operating revenue			
SingTel	995	1,001	-0.6
Optus	2,220	2,021	9.8
	3,214	**3,022**	**6.4**
Proportionate share of operating revenue of associates			
Regional mobile associates	860	721	19.2
Singapore associates	48	49	-3.4
Other overseas associates	67	64	3.6
	974	**835**	**16.7**
Enlarged revenue	**4,188**	**3,856**	**8.6**
% of overseas revenue to Group revenue	***69%***	***67%***	
% of overseas revenue to enlarged revenue	***75%***	***73%***	

Based on the Group's enlarged revenue, overseas revenue contribution was 75% for the quarter, up 2 percentage points from a year ago, reflecting the strength of the Group's geographical diversification efforts.

SECTION IV : ASSOCIATES

Proportionate EBITDA [1]	Quarter 30 Jun 2005 S$ m	Quarter 30 Jun 2004 S$ m	YOY Chge %
Operational EBITDA			
SingTel	476	515	-7.6
Optus	659	615	7.1
	1,134	**1,130**	**0.4**
Proportionate share of EBITDA of associates			
Regional mobile associates	526	436	20.8
Singapore associates	21	24	-13.1
Other overseas associates	33	33	-1.8
	580	**493**	**17.7**
Compensation from IDA	**84**	**84**	**-**
Total proportionate EBITDA	**1,798**	**1,706**	**5.4**
EBITDA margin on enlarged revenue	***43%***	***44%***	
Overseas EBITDA as a % of total EBITDA	***68%***	***64%***	

Note:
(1) Proportionate EBITDA represents the Group's effective interests in the respective entities' EBITDA. As such, proportionate EBITDA does not represent EBITDA available to the Group.

The proportionate EBITDA increased by 5.4% to S$1.80 billion in the current quarter.

Overseas EBITDA contributed a significant 68% to the Group's EBITDA for the quarter, up 4 percentage points.

Proportionate share of mobile subscribers [1]	Total Number			Prorata Number		
	30 Jun 2005	31 Mar 2005	30 Jun 2004	30 Jun 2005	31 Mar 2005	30 Jun 2004
(In 000s)						
SingTel Mobile	1,553	1,566	1,502	1,553	1,566	1,502
Optus [2]	6,026	5,921	5,721	6,026	5,921	5,721
	7,579	**7,487**	**7,223**	**7,579**	**7,487**	**7,223**
Regional Mobile Associates						
- Telkomsel	21,548	17,867	12,366	7,542	6,253	4,328
- AIS	15,815	15,517	14,435	3,392	3,330	3,101
- Globe	13,627	12,956	10,542	6,082	5,782	4,222
- Bharti Group	12,256	10,984	7,672	3,720	3,074	2,151
- PBTL [3]	318	-	-	143	-	-
	63,564	**57,324**	**45,015**	**20,879**	**18,439**	**13,802**
Group	**71,143**	**64,811**	**52,238**	**28,458**	**25,926**	**21,025**

Notes:
(1) Proportionate share of mobile subscribers represents the number of mobile subscribers of an associate multiplied by SingTel's effective percentage ownership in the venture at the respective dates.
(2) In the preceding quarter, Optus performed a one time termination of 369,000 prepaid subscribers with 60 days recharge expiry.
(3) The mobile subscriber figure for PBTL is shown from this quarter following SingTel's purchase in June 2005.

SECTION IV : ASSOCIATES

At over 21 million mobile subscribers, Telkomsel continues to be the regional mobile associate with the highest mobile subscriber base.

As at 30 June 2005, the Group's regional mobile subscriber base (including SingTel and Optus) rose 9.8% to 71 million, a record 6.3 million increase from a quarter ago. Year on year, it was up 36% or 19 million. On a proportionate share basis, the increase was 35% to 28 million subscribers.

CASH DIVIDENDS RECEIVED FROM ASSOCIATES [1]

	Quarter 30 Jun		YOY
	2005 S$m	2004 S$m	Chge %
Regional mobile associates			
Telkomsel [2]			
- final dividend FY2004 (partial receipt)	100	-	nm
AIS [3]			
- final dividend FY2004 / FY2003	69	56	24.0
	170	**56**	**203.4**
BSI			
- final dividend FY2004	10	-	nm
- interim dividend FY2003	-	3	nm
	10	3	200.0
Others	*	3	nm
Total	**180**	**62**	**188.6**

Notes:

(1) The cash dividends received from overseas associates as stated here are before withholding tax payments.

(2) In May 2005, Telkomsel declared a dividend of 60% on net profit for FY2004. SingTel's share of this gross dividend amounted to approximately S$198 million. Half of the dividend was received in June 2005 and 40% of the dividend which amounted to S$78 million had been received in July 2005. The remaining dividend of approximately S$20 million is expected to be paid in August 2005. Last year, Telkomsel declared a dividend of 45% on net profit for FY2003, paid semi-annually in August and October 2004.

(3) *Currently, AIS does not have a fixed dividend policy though its existing debt covenants cap dividend payout* at 70%. AIS declared a full year dividend of 69% on net profit for FY2004. The interim and final dividends were paid in September 2004 and April 2005 respectively. For FY2003, the dividend payout was 65% of net profit.

(4) Globe's dividend policy is to distribute approximately 50% of prior year's net profit as dividend, payable semi-annually in March and September of each year. On 2 August 2005, Globe announced its second semi-annual dividend of Peso 20 per share payable in September 2005. SingTel's share of this gross dividend is approximately Peso 1.18 billion.

In the current quarter, SingTel received cash dividend from Telkomsel of S$100 million, being partial receipt of the final dividend for financial year 2004.

SECTION IV : ASSOCIATES

KEY OPERATIONAL DATA

	Telkomsel	Bharti	AIS	Globe	PBTL
SingTel's investment:					
Year of initial investment	**2001**	**2000**	**1999**	**1993**	**2005**
Effective shareholding (%)	35.0%	30.84%	21.45%	44.63%	45.0%
Investment to date	S$1.93 bil	S$1.55 bil	S$870 mil	S$893 mil	S$204 mil
Closing market share price (1)	NA	INR 242.9	THB 98 (5) THB 102 (6)	PHP 800	NA
Market capitalisation					
- Total	NA	S$17.61 bil	S$12.02 bil	S$3.17 bil	NA
- SingTel holding	NA	S$5.43 bil	S$2.62 bil	S$1.42 bil	NA
Operational Performance :					
Mobile penetration rate (2)	17%	5%	44%	39%	4%
Market share (2)	57%	27%	56%	39%	5%
Market position (3)	#1	#1	#1	#2	#4
Mobile subs ('000)					
- Aggregate	21,548	12,256	15,815	13,627	318
- Proportionate	7,542	3,720	3,392	6,082	143
Growth in mobile subs (%) (4)	74%	60%	10%	29%	31%

Notes:

(1) Based on closing market price on 30 June 2005, in local currency.

(2) Based on latest data available as at 30 June 2005, except for Globe, which is based on data as at 31 March 2005. For Bharti, it is based on GSM cellular subscribers only. If based on total number of mobile subscribers (GSM and CDMA), Bharti's market share would be 21.5%.

(3) Based on number of mobile subscribers. For Bharti, it is based on number of GSM cellular subscribers only. Bharti is also ranked first based on total number of mobile subscribers.

(4) Compared against 30 June 2004.

(5) Based on local market price quoted on the Stock Exchange of Thailand.

(6) Based on foreign market price quoted on the Stock Exchange of Thailand.

Please refer to **Appendix 2** for the currency rate movements of the major associates.

SECTION V : GLOSSARY

"ARPU"	Average revenue per user.
"Associate"	Associated or joint venture company.
"ATM"	Asynchronous Transfer Mode, a transfer mode in which voice, data and video signals are organised into cells for transmission.
"C2C"	C2C Pte Ltd and its subsidiary companies, of which SingTel has an effective equity interest of 59.5%.
"Churn"	The transfer of a customer's telecommunications service from one provider to another.
"DEL"	Direct exchange lines, which are telephone lines connected directly to a telephone switch.
"EBIT"	Earnings before interest and tax.
"EBITDA"	Earnings before interest, tax, depreciation and amortisation.
"FRS"	Financial Reporting Standard.
"HFC"	Hybrid fibre coaxial cable, a system that has the potential to deliver voice, video and data via fibre optic cable for long haul transmission and via coaxial cable for short haul transmission.
"MMS"	Multimedia messaging service.
"NA"	Not applicable.
"NCS"	NCS Pte Ltd, SingTel wholly owned subsidiary, and its subsidiary companies.
"NM"	Not meaningful.
"Optus"	SingTel Optus Pty Limited, a SingTel wholly owned subsidiary, and its subsidiary companies.
"QTD"	Quarter-to-date.
"Reef"	Reef Networks Pty Ltd, a wholly owned subsidiary of Optus.
"SMS"	Short Message Service.
"SingTel"	Unless expressly stated, the term refers to SingTel Group excluding Optus.
"Underlying net profit"	Defined as net profit before exceptionals and exchange differences on loan to Optus, net of hedging.

CONSOLIDATED BALANCE SHEETS

	As at		
	30 Jun 2005 (Unaudited) S$ million	31 Mar 2005 (Audited) S$ million	30 Jun 2004 (Unaudited) S$ million
Current assets			
Cash and cash equivalents	3,060	3,303	5,587
Available-for-sale financial assets	5	5	-
Other financial assets at fair value through profit or loss	944	935	494
Trade and other debtors	2,175	1,984	1,923
Inventories	217	189	226
	6,402	6,417	8,231
Non-current assets			
Property, plant and equipment (net)	11,558	11,664	11,456
Goodwill on consolidation	9,519	9,515	9,721
Intangibles	597	598	559
Associated companies	4,974	4,286	4,734
Joint venture companies	1,212	1,191	310
Available-for-sale financial assets	103	39	106
Derivative financial instruments	274	313	394
Deferred tax assets	1,179	1,223	762
Other non-current assets	83	91	93
	29,499	28,917	28,137
Total assets	35,901	35,333	36,368
Current liabilities			
Trade and other creditors	3,210	3,456	3,162
Provisions	17	18	22
Derivative financial instruments	2	-	-
Current tax liabilities	433	376	428
Borrowings (unsecured)	902	963	181
Borrowings (secured)	1,196	1,164	1,102
	5,759	5,977	4,895
Non-current liabilities			
Derivative financial instruments	462	696	358
Borrowings (unsecured)	7,952	7,339	8,417
Borrowings (secured)	70	71	101
Deferred tax liabilities	420	425	477
Deferred income	284	374	644
Advance billings	1,028	1,036	1,124
Other non-current liabilities	139	134	89
	10,354	10,074	11,211
Total liabilities	16,113	16,051	16,105
Net assets	19,788	19,283	20,263
Share capital and reserves			
Share capital	2,498	2,496	2,679
Translation reserve	714	782	504
Other reserves	16,565	15,993	17,069
Interests of shareholders of the Company	19,777	19,271	20,251
Minority interests	11	12	11
Total equity	19,788	19,283	20,263

Certain comparatives have been reclassified to conform with current period's presentation.

CURRENCY RISK MANAGEMENT & OTHER MATTERS

The Group maintains a policy of hedging all foreign currency exposures related to commercial commitments or transactions. These commitments or transactions include payment of operating expenses, traffic settlement, capital expenditure, interest and debt. Translation risks of foreign currency EBITDA and net investments are not hedged unless specifically approved by the Board.

Financial instruments such as foreign currency forward contracts, cross currency swaps and options are used only to hedge underlying commercial exposures and are not held or sold for speculative purposes. All hedging transactions are reviewed regularly.

To minimise the adverse impact of foreign exchange movements on the Group's financial position, the Group determines the appropriate debt currency mix by matching it to the currency mix of the Group's underlying cash flows.

	As at		
Debt Currency Mix	**30 Jun 2005**	**31 Mar 2005**	**30 Jun 2004**
SGD	50%	51%	51%
AUD	39%	39%	38%
USD	11%	10%	11%
Total	**100%**	**100%**	**100%**

The increase in proportion of Australian debt reflects Optus' stronger cash flow generation. The debt currency mix is constantly being reviewed and aligned with the Group's cash flows.

CREDIT RATINGS

SingTel currently has credit ratings of A+ (by Standard & Poor's) and is upgraded to Aa2 from A1 (by Moody's Investors Service) on 14 July 2005 due to the application of a new "Joint Default Analysis (JDA)" methodology for Government-Related Issuers (GRIs). The outcome of the JDA will result in an overall new rating for the GRI that will incorporate government support. Following JDA upgrades, Moody's Aa2 rating on SingTel is now two-notches above Standard & Poor's A+ rating; and Moody's Aa3 rating on Optus is one-notch above Standard & Poor's A+ rating.

MAJOR CURRENCY AVERAGE EXCHANGE RATES

1 Australian dollar buys:	Q1	Q2	Q3	Q4	H1	H2	Full Year
Derived weighted average exchange rate [1] for:							
Operating revenue							
SGD							
FY05/06	1.2747						
FY04/05	1.2162	1.2116	1.2545	1.2713	1.2138	1.2628	1.2386
Change (last corresponding period)	*4.8%*						
Underlying net profit							
SGD							
FY05/06	1.2748						
FY04/05	1.2144	1.2105	1.2537	1.2698	1.2124	1.2617	1.2378
Change (last corresponding period)	*5.0%*						

Note:

(1) The monthly income statement of Optus is translated from Australian dollar to Singapore dollar based on the average exchange rate for the month. These rates represent the derived weighted average exchange rates for the Australian dollar for the period to date.

1 Singapore dollar buys:	Q1	Q2	Q3	Q4	H1	H2	Full Year
Rupiah							
FY 05/06	5,747						
FY 04/05	5,291	5,348	5,495	5,682	5,323	5,584	5,462
Change (last corresponding period)	*8.6%*						
Baht							
FY 05/06	24.2						
FY 04/05	23.6	24.2	24.3	23.6	23.9	23.9	23.9
Change (last corresponding period)	*2.5%*						
Peso							
FY 05/06	33.0						
FY 04/05	32.9	32.8	34.0	33.5	33.0	33.7	33.3
Change (last corresponding period)	*0.3%*						
Rupee							
FY 05/06	26.3						
FY 04/05	26.3	27.0	27.1	26.7	26.7	26.9	26.8
Change (last corresponding period)	**						

C2C PTE LTD - KEY INFORMATION

Background

C2C Pte Ltd ("C2C"), a 59.5% owned subsidiary of SingTel, is a provider of undersea fibre optic network services, managing Asia's largest submarine cable network with a design capacity of 7.68 Terabits. The C2C network consists of a 17,000 km intra-Asian undersea cable ring connecting Japan, South Korea, China, Taiwan, Hong Kong, Philippines and Singapore, and a trans-Pacific ring network between Japan and USA.

Activation of traffic on the intra-Asian and trans-Pacific networks commenced in January 2002 and December 2003 respectively.

C2C, like most of its industry peers, continues to operate under an extremely challenging operating environment.

Debt Restructuring

On 12 January 2004, SingTel announced that SingTel and C2C have reached agreement-in-principle with C2C's banking syndicate lenders ("**Lenders**") regarding the consensual restructuring of C2C's US$650 million senior secured credit facility (the **"Debt"**).

Since the date the agreement-in-principle was reached there has been a material change to the composition of the Lenders. It is expected that the terms of the restructuring to be agreed with the new Lenders will be significantly different from the earlier agreement-in-principle reached in January 2004.

The new Lenders have appointed receivers and managers over all the shares of (and not over the assets or business of) C2C pursuant to a Security Over Shares Agreement executed by C2C Holdings Pte Ltd (the holding company of C2C) in favour of Citicorp Investment Bank (Singapore) Limited, as security agent for the Lenders. The receivers and managers have stated that their appointment has been made to assist discussions for a consensual restructuring of the C2C Group. There has been no change to the board of directors or management of C2C notwithstanding the appointment of the receivers and managers. Negotiations between the parties for the consensual restructuring of the Debt are on-going.

Financials

As at 30 June 2005, the net book values of assets of C2C consolidated in the Group's balance sheet were as follows:

Cash and bank balances – **US$4.3 million** (S$7.2 million) (fixed charge)
Property, plant and equipment – **US$883.7 million** (S$1,488.8 million) (assignment/fixed charge)
Other assets – **US$50.0 million** (S$84.2 million) (assignment/ fixed/floating charge)

As at 30 June 2005, C2C had an outstanding balance of **US$639.8 million** (including interest capitalised) under the secured financing facility from the Lenders classified as current liabilities in the balance sheet.

C2C PTE LTD – KEY INFORMATION (continued)

C2C continued to incur a loss this quarter.

Summary Income Statements [1]	Quarter		YOY Chge %
	30 Jun 2005 US$ m	30 Jun 2004 US$ m	
Operating revenue	16	15	4.6
Operational EBITDA	6	5	13.7
Depreciation	(19)	(19)	-1.7
EBIT	(13)	(14)	-7.4
Net finance expense	(9)	(7)	33.9
Net loss	**(22)**	**(21)**	**6.2**

Note:
(1) After elimination within C2C group of companies.

The results of operations and financial condition of the C2C Group as at 30 June 2005 have been prepared on the basis that C2C is a going concern.

As SingTel continues to hold C2C shares and has control over its operations, C2C continues to be consolidated as a subsidiary company in the SingTel Group's books with a negative carrying value in SingTel's consolidated accounts as at 30 June 2005 of slightly over S$500 million.

OPTUS FINANCIALS IN SINGAPORE DOLLARS

The Optus' contribution to the Group summary income statements (in Singapore dollars) is:

	Quarter 30 June		YOY
	2005 S$ m	2004 S$ m	Chge %
Operating revenue	**2,220**	**2,021**	**9.8**
Operating expenses	(1,569)	(1,418)	10.6
Other income	8	12	-34.2
Operational EBITDA	**659**	**615**	**7.1**
- EBITDA margin	***29.7%***	***30.4%***	
Share of results of joint ventures	4	3	25.0
EBITDA	**663**	**618**	**7.2**
Depreciation & amortisation	(337)	(299)	12.6
EBIT	**326**	**319**	**2.1**
Net finance expense	(51)	(59)	-13.6
Profit before tax	**275**	**260**	**5.7**
Taxation	(84)	(77)	9.3
Net profit	**191**	**184**	**4.1**
Underlying net profit	**191**	**184**	**4.1**

Note:
The monthly Income statement of Optus was translated from Australian dollar to Singapore dollar based on the average exchange rate for the month. The derived weighted average exchange rates on translation of Optus income statement is shown in **Appendix 2.**

OPTUS FINANCIALS IN SINGAPORE DOLLARS

The Optus' contribution to the Group operating revenue by product (in Singapore dollars) is:

	Quarter 30 Jun 2005 S$M	Quarter 30 Jun 2004 S$M	YOY Chge %
Operating revenue by product/ service			
Mobile communications	1,027	982	4.6
National telephone	514	518	-0.9
Data & Internet	323	260	24.3
Sale of equipment	171	103	66.1
International telephone	87	79	10.8
Cable television	39	42	-6.7
IT & engineering services	45	30	52.2
Others	15	8	82.5
Total	**2,220**	**2,021**	**9.8**

The Optus' contribution to certain Group balance sheet items is:

	As at 30 Jun 2005 S$ m	As at 31 Mar 2005 S$ m	As at 30 Jun 2004 S$ m
Property, plant and equipment (net)	**7,207**	**7,209**	**6,473**
Gross debt [1]			
Current debt	502	565	232
Non-current debt	2,325	2,150	2,585
Gross debt as reported in balance sheet	2,827	2,715	2,816
Related net hedging liability	196	239	46
	3,022	2,954	2,862
Less: cash and bank balances	(247)	(180)	(51)
Net debt [1]	**2,775**	**2,774**	**2,812**
	A$ m	A$ m	A$ m
Property, plant and equipment (net)	**5,616**	**5,650**	**5,417**
Gross debt [1]			
Current debt	392	443	194
Non-current debt	1,811	1,685	2,163
Gross debt as reported in balance sheet	2,203	2,128	2,357
Related net hedging liability	152	187	38
	2,355	2,315	2,395
Less: cash and bank balances	(193)	(141)	(42)
Net debt [1]	**2,162**	**2,174**	**2,353**

Note:

(1) Excludes borrowing from SingTel.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/08/2005

TIME: 09:09:46

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Unaudited Results for Q1 ended 30/06/05 - MDA

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

SEC File No: 82-3622

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-Aug-2005 06:58:58
Announcement No.	00003

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SingTel Group's Unaudited Results for the First Quarter Ended 30 June 2005 - SGX Appendix 7.2 Announcement
Description	
Attachments:	Q1SGXAnn.pdf Total size = **206K** (2048K size limit recommended)

Close Window


SingTel

SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES

SGX APPENDIX 7.2 ANNOUNCEMENT
UNAUDITED FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS FOR THE FIRST QUARTER ENDED 30 JUNE 2005

Contents **Page**

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

For the first quarter ended 30 June 2005

	Notes	Quarter 30 Jun 2005 S$ Mil	Quarter 30 Jun 2004 S$ Mil
Operating revenue		3,214.4	3,021.8
Operating expenses		(2,093.9)	(1,907.9)
Other income	2	13.7	15.6
Operational EBITDA		**1,134.2**	**1,129.5**
Compensation from IDA		84.3	84.3
Depreciation and amortisation	3	(502.7)	(475.9)
		715.8	**737.9**
Exceptional items	4	34.3	(1.9)
Profit on operating activities		**750.1**	**736.0**
Associated and joint venture companies			
- share of ordinary results		375.9	296.2
- share of exceptional results		8.3	-
- share of tax		(111.1)	(74.2)
		273.1	222.0
Profit before interest and tax		**1,023.2**	**958.0**
Interest and investment income	5	32.0	26.3
Interest on borrowings	6	(130.0)	(121.1)
Profit before tax		**925.2**	**863.2**
Taxation	7	(129.6)	(163.5)
Profit after tax		**795.6**	**699.7**
Attributable to:			
Shareholders of the Company		796.4	700.2
Minority interests		(0.8)	(0.5)
		795.6	**699.7**
Underlying net profit [3]	9	**762.1**	**696.0**
EBITDA	10	**1,602.7**	**1,510.0**
Earnings per share attributable to shareholders of the Company			
- basic (cents)	11	4.79	3.92
- underlying (cents)	11	4.58	3.90
- diluted (cents)	11	4.77	3.91

Notes:

(1) With effect from 1 April 2005, the financial statements have been presented under Financial Reporting Standard ("**FRS**") 1 (revised 2004), *Presentation of Financial Statements*. The comparatives have been reclassified to be consistent with the current period.

(2) "Trust" in this document refers to Dexia Trust Services Singapore Limited, the trustee of a trust established to administer the performance share plans.

(3) Underlying net profit is defined as profit after tax attributable to shareholders of the Company, before exceptional items and exchange differences on loan to SingTel Optus Pty Limited ("**Optus**") (net of hedging).

BALANCE SHEETS

As at 30 June 2005

		Group		Company	
	Notes	As at 30 Jun 05 S$ Mil (Unaudited)	As at 31 Mar 05 S$ Mil (Audited)	As at 30 Jun 05 S$ Mil (Unaudited)	As at 31 Mar 05 S$ Mil (Audited)
Current assets					
Cash and cash equivalents		3,060.2	3,302.9	1,149.3	1,290.5
Available-for-sale financial assets		5.1	5.0	5.1	5.0
Other financial assets at fair value through profit or loss		944.3	934.9	-	-
Trade and other debtors		2,175.2	1,984.3	873.7	875.6
Inventories		217.1	189.4	5.6	5.5
		6,401.9	6,416.5	2,033.7	2,176.6
Non-current assets					
Property, plant and equipment		11,558.2	11,663.5	2,329.1	2,402.2
Goodwill on consolidation		9,519.2	9,514.6	-	-
Intangibles		596.5	597.7	3.9	4.0
Subsidiary companies		-	-	19,305.6	18,802.4
Associated companies		4,973.6	4,285.5	30.4	30.4
Joint venture companies		1,212.3	1,190.5	119.2	133.1
Available-for-sale financial assets		103.0	39.0	44.7	22.1
Derivative financial instruments		274.1	312.7	246.0	273.0
Deferred tax assets		1,178.7	1,222.8	-	-
Other non-current assets		83.3	90.5	28.8	28.9
		29,498.9	28,916.8	22,107.7	21,696.1
Total assets		**35,900.8**	**35,333.3**	**24,141.4**	**23,872.7**
Current liabilities					
Trade and other creditors		3,209.7	3,455.7	1,083.7	1,171.5
Due to subsidiary companies		-	-	354.6	298.1
Provisions		16.9	17.6	-	-
Derivative financial instruments		1.6	-	-	-
Current tax liabilities		432.8	376.2	287.0	253.7
Borrowings (unsecured)	12	902.2	963.2	1,000.0	1,000.0
Borrowings (secured)	12	1,195.5	1,163.8	-	-
		5,758.7	5,976.5	2,725.3	2,723.3
Non-current liabilities					
Derivative financial instruments		462.4	696.0	238.8	417.5
Borrowings (unsecured)	12	7,951.6	7,338.9	5,696.9	5,259.5
Borrowings (secured)	12	69.8	70.5	-	-
Deferred tax liabilities		419.9	424.8	318.6	323.3
Deferred income		283.7	374.3	262.6	347.1
Advance billings		1,027.5	1,035.8	-	-
Other non-current liabilities		139.0	133.8	21.6	20.6
		10,353.9	10,074.1	6,538.5	6,368.0
Total liabilities		**16,112.6**	**16,050.6**	**9,263.8**	**9,091.3**
Net assets		**19,788.2**	**19,282.7**	**14,877.6**	**14,781.4**
Share capital and reserves					
Share capital	13	2,498.0	2,496.2	2,498.0	2,496.2
Reserves		17,279.3	16,775.0	12,379.6	12,285.2
Interest of shareholders of the Company		**19,777.3**	**19,271.2**	**14,877.6**	**14,781.4**
Minority interests		10.9	11.5	-	-
Total equity		**19,788.2**	**19,282.7**	**14,877.6**	**14,781.4**

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

For the first quarter ended 30 June 2005

	Attributable to shareholders of the Company									
Group - 2005	Share capital S$ Mil	Share premium S$ Mil	Capital redemption reserve S$ Mil	Capital reserve - performance shares S$ Mil	Currency translation reserve S$ Mil	Hedging and fair value reserves S$ Mil	Retained earnings S$ Mil	Other reserves S$ Mil	Minority interests S$ Mil	Total equity S$ Mil
Balance as at 1 Apr 05										
- *as previously reported*	2,496.2	2,168.3	9.2	3.2	781.8	-	15,014.2	(1,201.7)	11.5	19,282.7
- effect of adopting FRS 39	-	-	-	-	(53.4)	(85.9)	(0.6)	-	-	(139.9)
- restated	2,496.2	2,168.3	9.2	3.2	728.4	(85.9)	15,013.6	(1,201.7)	11.5	19,142.8
Fair value losses on available-for-sale financial assets	-	-	-	-	-	(11.8)	-	-	-	(11.8)
Cash flow hedges	-	-	-	-	-	(146.8)	-	-	-	(146.8)
Goodwill released on dilution	-	-	-	-	-	-	(6.8)	6.8	-	-
Share of associated and joint venture companies' reserve movements	-	-	-	-	-	-	-	(0.6)	-	(0.6)
Currency translation differences	-	-	-	-	(14.2)	-	-	-	0.2	(14.0)
Net (losses) / gains recognised directly in equity	-	-	-	-	(14.2)	(158.6)	(6.8)	6.2	0.2	(173.2)
Profit for the period	-	-	-	-	-	-	796.4	-	(0.8)	795.6
Total recognised (losses) / gains for the period	-	-	-	-	(14.2)	(158.6)	789.6	6.2	(0.6)	622.4
Equity settled performance shares, net of tax	-	-	-	6.6	-	-	-	-	-	6.6
Performance shares purchased by Trust, net of performance shares vested / cancelled	-	-	-	(4.1)	-	-	-	-	-	(4.1)
Cash paid to employee under performance share plans	-	-	-	(0.1)	-	-	-	-	-	(0.1)
Issue of new shares	1.8	18.8	-	-	-	-	-	-	-	20.6
Balance as at 30 Jun 05	**2,498.0**	**2,187.1**	**9.2**	**5.6**	**714.2**	**(244.5)**	**15,803.2**	**(1,195.5)**	**10.9**	**19,788.2**

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

For the first quarter ended 30 June 2005

Group - 2004	Share capital S$ Mil	Share premium S$ Mil	Capital redemption reserve S$ Mil	Capital reserve - performance shares S$ Mil	Currency translation reserve S$ Mil	Retained earnings S$ Mil	Other reserves S$ Mil	Minority interests S$ Mil	Total equity S$ Mil
	Attributable to shareholders of the Company								
Balance as at 1 Apr 04	2,677.3	4,882.3	9.2	-	725.2	12,661.4	(1,203.2)	49.4	19,801.6
Currency translation differences	-	-	-	-	(221.6)	-	-	(0.2)	(221.8)
Net losses recognised directly in equity	-	-	-	-	(221.6)	-	-	(0.2)	(221.8)
Profit for the period	-	-	-		-	700.2	-	(0.5)	699.7
Total recognised (losses) / gains for the period	-	-	-	-	(221.6)	700.2	-	(0.7)	477.9
Equity-settled performance shares, net of tax	-	-	-	12.9	-	-	-	-	12.9
Transfer to liability upon modification	-	-	-	(2.4)	-	-	-	-	(2.4)
Contribution to Trust	-	-	-	(11.0)	-	-	-	-	(11.0)
Loan from minority shareholder repaid	-	-	-	-	-	-	-	(37.3)	(37.3)
Issue of new shares	1.9	19.1	-	-	-	-	-	-	21.0
Balance as at 30 Jun 04	**2,679.2**	**4,901.4**	**9.2**	**(0.5)**	**503.6**	**13,361.6**	**(1,203.2)**	**11.4**	**20,262.7**

STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

For the first quarter ended 30 June 2005

Company - 2005	Share capital S$ Mil	Share premium S$ Mil	Capital redemption reserve S$ Mil	Capital reserve - performance shares S$ Mil	Currency translation reserve S$ Mil	Hedging and fair value reserves S$ Mil	Retained earnings S$ Mil	Total equity S$ Mil
Balance as at 1 Apr 05								
- as previously reported	2,496.2	2,168.3	9.2	(1.4)	(1.3)	-	10,110.4	14,781.4
- effect of adopting FRS 39 and FRS 21	-	-	-	-	1.3	(77.9)	(54.7)	(131.3)
- restated	2,496.2	2,168.3	9.2	(1.4)	-	(77.9)	10,055.7	14,650.1
Fair value losses on available-for-sale financial assets	-	-	-	-	-	(7.4)	-	(7.4)
Cash flow hedges	-	-	-	-	-	(79.0)	-	(79.0)
Net losses recognised directly in equity	-	-	-	-	-	(86.4)	-	(86.4)
Profit for the period	-	-	-	-	-	-	292.8	292.8
Total recognised (losses) / gains for the period	-	-	-	-	-	(86.4)	292.8	206.4
Equity-settled performance shares	-	-	-	2.9	-	-	-	2.9
Cash contributed to Trust	-	-	-	(2.3)	-	-	-	(2.3)
Cash paid to employee under performance share plans	-	-	-	(0.1)	-	-	-	(0.1)
Issue of new shares	1.8	18.8	-	-	-	-	-	20.6
Balance as at 30 Jun 05	**2,498.0**	**2,187.1**	**9.2**	**(0.9)**	**-**	**(164.3)**	**10,348.5**	**14,877.6**

STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
For the first quarter ended 30 June 2005

Company - 2004	Share capital S$ Mil	Share premium S$ Mil	Capital redemption reserve S$ Mil	Capital reserve - performance shares S$ Mil	Currency translation reserve S$ Mil	Retained earnings S$ Mil	Total equity S$ Mil
Balance as at 1 Apr 04	2,677.3	4,882.3	9.2	-	(1.3)	9,765.5	17,333.0
Total recognised income for the period - net profit	-	-	-	-	-	315.8	315.8
Equity settled performance shares	-	-	-	6.3	-	-	6.3
Transfer to liability upon modification	-	-	-	(1.6)	-	-	(1.6)
Cash contributed to Trust	-	-	-	(7.3)	-	-	(7.3)
Issue of new shares	1.9	19.1	-	-	-	-	21.0
Balance as at 30 Jun 04	2,679.2	4,901.4	9.2	(2.6)	(1.3)	10,081.3	17,667.2

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)
For the first quarter ended 30 June 2005

	2005 S$ Mil	2004 S$ Mil
Cash Flows from Operating Activities		
Profit before tax	925.2	863.2
Adjustments for:		
Amortisation	3.9	1.9
Depreciation	498.8	474.0
Exceptional items	(34.3)	1.9
IDA compensation	(84.3)	(84.3)
Interest and investment income	(32.0)	(26.3)
Interest on borrowings	130.0	121.1
Net loss / (gain) on disposal of property, plant and equipment	0.9	(0.4)
Share of results of associated and joint venture companies (post-tax)	(273.1)	(222.0)
Other non-cash items	7.6	13.3
	217.5	279.2
Operating cash flow before working capital changes	**1,142.7**	**1,142.4**
Changes in operating assets and liabilities		
Trade and other debtors	(67.5)	(141.2)
Trade and other creditors	(194.0)	32.9
Inventories	(28.7)	(68.9)
Provisions	(0.7)	3.7
Currency translation adjustments of subsidiary companies	(3.9)	(10.5)
Cash generated from operations	**847.9**	**958.4**
Dividends received from associated and joint venture companies	179.8	62.3
Income tax paid	(26.6)	(31.1)
Net cash inflow from operating activities	**1,001.1**	**989.6**
Cash Flows from Investing Activities		
Dividends received from other investments	2.4	4.4
Interest received	21.6	13.6
Payment for acquisition of subsidiary company, net of cash acquired *(see **Note 1**)*	(0.3)	-
Deposit for potential investment *(see **Note 2**)*	(67.4)	-
Investment in associated and joint venture companies	(626.0)	-
Long term loans repaid by associated and joint venture companies	16.3	11.4
Proceeds from sale of associated and joint venture companies (net of withholding tax paid)	-	2,334.4
Investment in available-for-sale investments	(0.3)	(1.6)
Proceeds from available-for-sale investments	-	13.3
Net sale / (purchase) of investments at fair value through profit or loss	0.4	(32.3)
Payment for purchase of property, plant and equipment	(407.3)	(313.2)
Proceeds from sale of property, plant and equipment	0.5	0.4
Recovery of investment previously written off	-	2.3
Payment for purchase of licences and other intangibles	(3.1)	(1.5)
Net cash (outflow) / inflow from investing activities	**(1,063.2)**	**2,031.2**

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

For the first quarter ended 30 June 2005

	2005 S$ Mil	2004 S$ Mil
Cash Flows from Financing Activities		
Proceeds from bank borrowings	-	752.1
Repayment of bank borrowings	(69.3)	(1,013.6)
Finance lease payments	(0.4)	(1.9)
Repayment of bonds	(3.5)	-
Net interest paid on borrowings and swaps	(125.5)	(120.0)
Repayment of loan from minority shareholder	-	(37.3)
Capital repayment to minority shareholder	-	(19.9)
Dividends paid to minority shareholder	-	(171.7)
Payment to employee in cash under performance share plans	(0.1)	-
Purchase of performance shares by Trust	(4.1)	-
Proceeds from issue of shares	20.6	21.0
Net cash outflow from financing activities	**(182.3)**	**(591.3)**
Net change in cash and cash equivalents	(244.3)	2,429.5
Exchange effects on cash and cash equivalents	1.1	(4.7)
Cash and cash equivalents at beginning of period	3,302.9	3,161.9
Cash and cash equivalents at end of period	**3,059.7**	**5,586.7**

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

For the first quarter ended 30 June 2005

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise:

	2005 S$ Mil	2004 S$ Mil
Fixed deposits	2,906.4	5,431.3
Cash and bank balances	153.8	155.5
Less: bank overdrafts	(0.5)	(0.1)
	3,059.7	5,586.7

Bank overdrafts are classified as part of current unsecured borrowings in the consolidated balance sheet.

Included in the cash and cash equivalents of the Group as at 30 June 2005 is US$4.3 million (S$7.2 million) (30 June 2004: US$10.6 million or S$18.3 million) pertaining to C2C Pte Ltd ("**C2C**") and its subsidiary companies ("**C2C Group**") which is subject to a fixed charge.

Note (1): Payment for acquisition of subsidiary company

In the current quarter, Optus made further payments in respect of Reef Networks Pty Ltd ("**Reef**"), which was acquired in March 2005.

Fair values of identifiable net assets of the subsidiary company acquired were:

	S$ Mil
Property, plant and equipment	82.3
Non-current assets (excluding property, plant and equipment)	2.6
Cash and cash equivalents	4.9
Current assets (excluding cash and cash equivalents)	7.6
Current liabilities	(4.7)
Non-current liabilities	(92.6)
Fair value of net assets acquired	0.1
Goodwill	50.4
Total consideration	50.5
Less: consideration unpaid at balance sheet date	(0.1)
Less: cash and cash equivalents in subsidary companies	(4.9)
Net cash outflow as at 30 June 2005	45.5
Net cash outflow as at 31 March 2005	45.2
Cash outflow for the quarter ended 30 June 2005	0.3

Note (2): Deposit for potential investment

As at 30 June 2005, the Group has placed a refundable deposit of US$40 million (S$67.4 million) in relation to its bid for Pakistan Telecommunication Co. Ltd. This deposit is expected to be refunded in August 2005.

NOTES TO THE INTERIM FINANCIAL REPORT
For the first quarter ended 30 June 2005

1. BASIS OF PREPARATION

The Group has applied the same accounting policies and methods of computation in the preparation of the financial statements for the current quarter as the most recent audited financial statements as at 31 March 2005, except for the adoption of the following new and revised Financial Reporting Standards ("**FRS**") and Interpretation of Financial Reporting Standard ("**INT FRS**") that became mandatory from 1 April 2005. The comparatives have been amended as required, in accordance with the relevant transitional provisions in the respective FRS.

FRS 1 (revised 2004)	Presentation of Financial Statements
FRS 2 (revised 2004)	Inventories
FRS 8 (revised 2004)	Accounting Policies, Changes in Accounting Estimates and Errors
FRS 10 (revised 2004)	Events after the Balance Sheet Date
FRS 16 (revised 2004)	Property, Plant and Equipment
FRS 17 (revised 2004)	Leases
FRS 21 (revised 2004)	The Effects of Changes in Foreign Exchange Rates
FRS 24 (revised 2004)	Related Party Disclosures
FRS 27 (revised 2004)	Consolidated and Separate Financial Statements
FRS 28 (revised 2004)	Investments in Associates
FRS 31 (revised 2004)	Interests in Joint Ventures
FRS 32 (revised 2004)	Financial Instruments: Disclosure and Presentation
FRS 33 (revised 2004)	Earnings per Share
FRS 39 (revised 2004)	Financial Instruments: Recognition and Measurement
FRS 105	Non-current Assets Held for Sale and Discontinued Operations
INT FRS 101	Changes in Existing Decommissioning, Restoration and Similar Liabilities

Apart from FRS 39, the adoption of the new and revised FRS and INT FRS does not have any significant financial impact on the Group. FRS 39 is applied prospectively, and as prescribed by the Standard, the comparative figures for financial year ended 31 March 2005 are not restated. Instead, the effects of adopting FRS 39 had been adjusted one-off to the opening reserves as at 1 April 2005.

Based on the financial assets and liabilities as at 1 April 2005, the impact on the Group's opening reserves in adopting FRS 39 is illustrated in the table below -

	S$ million
Decrease in -	
Retained earnings	0.6
Hedging and fair value reserves	85.9
Currency translation reserves	53.4
	139.9

FRS 39 requires all financial assets and liabilities to be classified into appropriate categories at initial recognition and re-evaluates this designation at every reporting date. The categories are -

- Financial assets or financial liabilities at fair value through profit or loss

  The Group's investments are classified in this category if they were acquired principally for the purpose of selling in the short term. They are initially recognised at fair value and subsequently re-measured to fair value at the balance sheet date with all gains and losses recognised in profit or loss in the period in which the change in fair value arises.

Previously, such investments were classified as short term investments and were stated at the lower of cost and market value on an aggregated portfolio basis, with changes in market value included in the income statement.

- Loans and receivables

Loans and receivables are initially recognised at fair value plus transaction costs and subsequently accounted for at amortised cost less impairment.

Previously, loans and receivables were stated at the gross proceeds receivable less an allowance for doubtful receivable. Cash and bank balances were recognised at cost.

- Available-for-sale ("**AFS**") financial assets

AFS assets are initially recognised at its fair value and subsequently measured at fair value at the balance sheet date with all gains and losses other than impairment loss taken to equity. Impairment losses are taken to the income statement in the period it arises. On disposal, gains and losses previously taken to equity are included in the income statement.

Previously, such investments were accounted for at cost less impairment losses for diminution in value that was other than temporary, which was charged to the income statement when they arose. Any reversal of the impairment loss was also included in the income statement.

- Other financial liabilities

These are financial liabilities that are not held for trading nor designated as fair value through profit or loss. These include the Group's trade and other payables and bank borrowings. They are initially recognised at its fair value less transaction costs and subsequently accounted for at amortised cost.

Previously, trade and other payables were stated at cost. Bank borrowings were stated based on proceeds received and transaction costs on borrowings were classified as deferred charges and amortised on a straight-line basis over the period of the borrowings.

In addition, FRS 39 requires derivatives to be initially recognised at fair value on the date the derivative contract is entered into and are subsequently re-measured at fair value. The method of recognising the resulting gain and loss depends on whether the derivative is designated as a hedging instrument and if so, the nature of the item being hedged. The Group designates certain derivatives as either hedges of fair value of recognised assets or liabilities or a firm commitment (fair value hedge) or hedges of highly probable forecast transactions (cash flow hedge).

2. OTHER INCOME

Group	2005 S$ Mil (Unaudited)	2004 S$ Mil (Unaudited)
Rental income	1.3	2.8
Bad trade debts recovered	1.2	1.6
Net exchange loss - trade related	(0.6)	(5.8)
Net (loss) / gain on disposal of property, plant and equipment	(0.9)	0.4
Others	12.7	16.6
	13.7	15.6

NOTES TO THE INTERIM FINANCIAL REPORT
For the first quarter ended 30 June 2005

3. DEPRECIATION AND AMORTISATION

Group	2005 S$ Mil (Unaudited)	2004 S$ Mil (Unaudited)
Depreciation of property, plant and equipment	498.8	474.0
Amortisation of intangibles	7.1	4.2
Amortisation of sales and leaseback income	(6.5)	(5.2)
Other amortisation	3.3	2.9
	502.7	475.9

4. EXCEPTIONAL ITEMS

Group	2005 S$ Mil (Unaudited)	2004 S$ Mil (Unaudited)
Exceptional gains		
Gain on dilution of interest in associated companies	34.3	-
Gains on sale of non-current investments [1]	-	11.0
Recovery of investment in non-current investments [1] previously written off	-	2.3
	34.3	13.3
Exceptional losses		
Impairment of non-current investments [1]	-	(0.6)
Impairment of goodwill on acquisition of subsidiary company	-	(14.6)
	-	(15.2)
	34.3	(1.9)

Note:
(1) Non-current investments comprise investments, including long term shareholders' loans which are extensions of the Group's net investment, in subsidiary, associated and joint venture companies as well as available-for-sale financial assets.

5. INTEREST AND INVESTMENT INCOME

Group	2005 S$ Mil (Unaudited)	2004 S$ Mil (Unaudited)
Interest income from		
- associated and joint venture companies	2.4	4.6
- others	23.7	12.7
	26.1	17.3
Gross dividends from trading investments	0.6	4.4
Writeback of diminution in value of trading investments	-	1.8
Fair value changes of trading investments	0.3	-
Related net exchange gain / (loss)	5.0	(3.3)
Exchange gain on short term loan to Optus, net of hedging	-	6.1
	32.0	26.3

NOTES TO THE INTERIM FINANCIAL REPORT
For the first quarter ended 30 June 2005

6. INTEREST ON BORROWINGS

Group	2005 S$ Mil (Unaudited)	2004 S$ Mil (Unaudited)
Interest expense incurred on		
- bonds	137.6	134.8
- bank loans	16.1	12.5
- interest rate hedging contracts	(27.6)	(31.1)
- others	4.0	3.3
Changes in fair value of derivative financial instruments	0.9	-
Amortisation of bonds and related costs	1.7	1.8
	132.7	121.3
Less: amounts capitalised in the balance sheet	(2.7)	(0.2)
	130.0	121.1

7. TAXATION

Group	2005 S$ Mil (Unaudited)	2004 S$ Mil (Unaudited)
Current and deferred tax expense attributable to current period's profits	160.8	163.3
Recognition of deferred tax assets on other temporary differences [1]	(29.5)	-
Current and deferred tax adjustments in respect of prior years	(1.7)	0.2
	129.6	163.5

Note:
(1) This relates to tax benefits arising from a inter-company loan.

NOTES TO THE INTERIM FINANCIAL REPORT
For the first quarter ended 30 June 2005

8. OTHER INCOME STATEMENT ITEMS

Group	2005 S$ Mil (Unaudited)	2004 S$ Mil (Unaudited)
Impairment of		
- trade debtors	18.4	29.7
- other debtors	0.3	0.3
Allowance for inventory obsolescence	6.3	4.6
Bad trade debts written off	0.2	-
Inventory written off	0.3	0.2

9. UNDERLYING NET PROFIT

Group	2005 S$ Mil (Unaudited)	2004 S$ Mil (Unaudited)
Profit attributable to shareholders	796.4	700.2
Adjustments for:		
Exceptional items	(34.3)	1.9
Exchange differences on loan to Optus, net of hedging	-	(6.1)
Underlying net profit	762.1	696.0

10. EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION ("EBITDA")

Group	2005 S$ Mil (Unaudited)	2004 S$ Mil (Unaudited)
Profit before tax	925.2	863.2
Adjustments for:		
Depreciation and amortisation	502.7	475.9
Exceptional items	(34.3)	1.9
Interest and investment income	(32.0)	(26.3)
Interest on borrowings	130.0	121.1
Share of tax of associated and joint venture companies	111.1	74.2
EBITDA	1,602.7	1,510.0

NOTES TO THE INTERIM FINANCIAL REPORT
For the first quarter ended 30 June 2005

11. WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES

Group	2005 '000 (Unaudited)	2004 '000 (Unaudited)
Weighted average number of ordinary shares in issue for calculation of basic and underlying earnings per share	16,635,772	17,854,508
Adjustment for assumed conversion of share options	41,155	48,376
Adjustment for potential dilutive ordinary shares	31,789	5,283
Weighted average number of ordinary shares for calculation of diluted earnings per share	16,708,716	17,908,167

The weighted average number of ordinary shares in issue had been adjusted to exclude the number of performance shares held by the Trust. No adjustment was made to earnings for the calculation of fully diluted earnings per share.

12. GROUP'S BORROWINGS AND DEBT SECURITIES

Group	As at 30 Jun 05 S$ Mil (Unaudited)	As at 31 Mar 05 S$ Mil (Audited)
Unsecured borrowings		
Repayable within one year	902.2	963.2
Repayable after one year	7,951.6	7,338.9
	8,853.8	8,302.1
Secured borrowings		
Repayable within one year, or on demand	1,195.5	1,163.8
Repayable after one year	69.8	70.5
	1,265.3	1,234.3
	10,119.1	9,536.4

Group	As at 30 Jun 05 S$ Mil (Unaudited)	As at 31 Mar 05 S$ Mil (Audited)
Secured borrowings		
Bank loans	1,078.0	1,045.3
Bonds	78.0	79.8
Finance lease liabilities	109.3	109.2
	1,265.3	1,234.3

Some of the finance lease liabilities are secured by guarantees from certain subsidiary companies and by mortgages granted over a subsidiary company's satellites, related assets and service contracts. The net book value of property, plant and equipment under finance lease as at 30 June 2005 is S$34.9 million (31 March 2005: S$46.4 million).

NOTES TO THE INTERIM FINANCIAL REPORT
For the first quarter ended 30 June 2005

The bonds are secured over all the assets and undertakings of Reef with net book value of S$90.6 million (A$70.6 million) as at 30 June 2005 (31 March 2005: A$74.0 million).

The bank loans are secured over the following:

(i) all shares in C2C Pte Ltd ("**C2C**") ; and

(ii) all assets of C2C and its subsidiary companies ("**C2C Group**") which amount to US$938.0 million or S$1.58 billion (31 March 2005: US$960.2 million or S$1.58 billion).

All sales and purchases and other agreements entered into by the C2C Group are also assigned or charged to the syndicate of bankers.

See additional information on C2C under Appendix 3 of the Management Discussion and Analysis of the Group for the first quarter ended 30 June 2005.

13. SHARE CAPITAL AND OTHER EQUITY INFORMATION

Group and Company	As at 30 Jun 05 S$ Mil (Unaudited)
Issued and fully paid	
Ordinary shares of S$0.15 each ("Shares")	
Balance as at 1 Apr 05 - 16,641,471,366 Shares	2,496.2
Issue of 12,139,800 Shares on exercise of share options	1.8
Balance as at 30 Jun 05 - 16,653,611,166 Shares	2,498.0

(a) Changes to share capital
In the current quarter ended 30 June 2005, the Company issued 12,139,800 ordinary shares of S$0.15 each upon the exercise of 12,139,800 share options at the exercise price of S$1.54 to S$2.26 per share.

(b) Outstanding share options
The number of outstanding share options under the Singapore Telecom Share Option Scheme 1999 as at 30 June 2005 was 119,625,662 (30 June 2004: 192,876,875).

The number of share options under the Optus Executive Option Plan as at 30 June 2005 was 3,814,200 (30 June 2004: 4,176,500). Under the Optus Executive Option Plan, on the exercise of these options, Optus will discharge its obligations by procuring the issue to the Optus option holder of ordinary shares in SingTel in the ratio of 1.66 SingTel shares per share option.

The total number of Shares that may be issued on conversion of all the outstanding share options as at 30 June 2005 was 125,957,234 (30 June 2004: 199,809,865).

(c) Performance shares
As at 30 June 2005, the number of outstanding performance shares under the SingTel Executives' Performance Share Plan and SingTel Performance Share Plan was 97,761,350 (30 June 2004: 70,181,224).

NOTES TO THE INTERIM FINANCIAL REPORT
For the first quarter ended 30 June 2005

14. NET ASSET VALUE

	Group As at		Company As at	
	30 Jun 05 (Unaudited)	31 Mar 05 (Audited)	30 Jun 05 (Unaudited)	31 Mar 05 (Audited)
Net asset value per ordinary share (cents)	118.76	115.86	89.34	88.82

15. CONTINGENT LIABILITIES

(a) Guarantees
As at 30 June 2005

(i) The Company provided a guarantee to a third party for due performance by a wholly owned subsidiary for its obligations and liabilities under a S$45.0 million (31 March 2005: S$45.0 million) contract to provide information technology services.

(ii) The Group and Company provided bankers' guarantees and insurance bonds of S$142.7 million and S$19.1 million (31 March 2005: S$135.4 million and S$19.4 million) respectively.

(iii) A subsidiary company provided performance guarantees amounting to US$64.0 million (S$107.8 million) (31 March 2005: US$64.0 million) to a third party in respect of a joint venture company.

(iv) On 30 April 2003, Southern Cross Cable Holdings Limited and Pacific Carriage Holdings Limited restructured its bank facility, extending the maturity date of the bank loan to April 2008 and modifying other terms to provide additional financing flexibility.

In connection with the loan restructuring, Optus and its subsidiary companies ("**Optus Group**") has provided contingent credit support of up to US$9.6 million (S$16.2 million) (31 March 2005: US$37.0 million). The support amounts will reduce as the bank facility is repaid with the proceeds from future market sales.

(b) Audit of tax losses
As at 30 June 2005, Optus Group has estimated unutilised tax losses of approximately A$1.09 billion (S$1.39 billion) (31 March 2005: A$1.26 billion) with tax effect of A$326.0 million (S$418.4 million) (31 March 2005: A$378.0 million) which are available for set off against future taxable income subject to the income tax regulations in Australia.

As previously disclosed, the Australian Taxation Office has commenced an audit of the Optus Group's entitlements to carried forward tax losses. The Group believes that the audit will not result in any change to the deferred tax asset or liability position, or to any income tax becoming immediately payable. In the unlikely event that this is ultimately found to be incorrect, the maximum impact as at 30 June 2005 would be a reduction in deferred tax assets due to tax losses of A$326.0 million (S$418.4 million) (31 March 2005: A$378.0 million). In addition, further tax expense of A$246.0 million (S$315.7 million) (31 March 2005: A$194.0 million), being tax payable, would need to be recognised.

NOTES TO THE INTERIM FINANCIAL REPORT
For the first quarter ended 30 June 2005

(c) Claim by Seven Network Limited
As disclosed in the previous financial year, Seven Network Limited and one of its subsidiary companies ("**Seven**") have commenced proceedings in the Federal Court against Optus, Optus Vision Pty Limited ("**Optus Vision**", a subsidiary company of Optus) and other parties including News Limited, Telstra Corporation, Publishing and Broadcasting Limited and Foxtel Management Pty Limited.

The proceedings allege anti-competitive conduct in relation to subscription television content and infrastructure. Claims against Optus and Optus Vision allege breaches of the Trade Practices Act, breach of contract and deceitful conduct in relation to certain subscription television content contracts. Seven claims damages, injunctions and other orders. Optus is vigorously defending the claims. Optus Vision has also filed a cross-claim against Seven, alleging misleading and deceptive conduct and breaches of contract by Seven.

The parties attended a mediation hearing in June 2005, which failed to produce an outcome. The case is now expected to commence in the latter part of 2005.

(d) Disputes with international service providers
As previously reported, Optus is in dispute with certain international service providers regarding amounts due under contracts. Optus has also been notified of claims by other international service providers. The new claimants have yet to quantify the amounts sought. Optus is vigorously defending all these claims.

16. DIVIDENDS

No dividends have been recommended in the current quarter ended 30 June 2005. No dividends were recommended or declared for the same period last year.

17. The financial position as at 30 June 2005 and the results and cash flows for the quarter ended 30 June 2005 presented in this announcement have not been audited, but have been reviewed by PricewaterhouseCoopers in accordance with the Singapore Statement of Auditing Practice 11 – Review of Interim Financial Information.

18. REVIEW OF PERFORMANCE OF THE GROUP

Please refer to the Management Discussion and Analysis of the Group for the first quarter ended 30 June 2005.

19. WHERE A FORECAST, OR A PROSPECT STATEMENT, HAS BEEN PREVIOUSLY DISCLOSED TO SHAREHOLDERS, ANY VARIANCE BETWEEEN IT AND THE ACTUAL RESULTS.

Please refer to the Management Discussion and Analysis of the Group for the first quarter ended 30 June 2005.

NOTES TO THE INTERIM FINANCIAL REPORT
For the first quarter ended 30 June 2005

20. A COMMENTARY AT THE DATE OF THE ANNOUNCEMENT OF THE SIGNIFICANT TRENDS AND COMPETITIVE CONDITIONS OF THE INDUSTRY IN WHICH THE GROUP OPERATES AND ANY KNOWN FACTORS OR EVENTS THAT MAY AFFECT THE GROUP IN THE NEXT REPORTING PERIOD AND THE NEXT 12 MONTHS.

Please refer to the Management Discussion and Analysis of the Group for the first quarter ended 30 June 2005.

21. SUBSEQUENT EVENT

On 21 July 2005, Optus announced that it intends to make an off-market takeover offer for all of the ordinary shares in Alphawest Limited ("**Alphawest**") for cash consideration of 68 cents per share. The offer will involve a total consideration offered by Optus of A$26 million for 100% of the ordinary share capital. In addition, Alphawest has net debt of A$3 million that Optus will assume.

Immediately prior to announcing the offer, Optus signed an agreement with UXC Limited ("**UXC**") whereby it secured an option to acquire UXC's 19.96% holding of Alphawest shares at an exercise price of 68 cents per share payable in cash.

Optus and Alphawest have entered into an implementation agreement under which the parties have agreed to cooperate to implement Optus' offer.

The Board of Directors
Singapore Telecommunications Limited
31 Exeter Road
#18-00, Comcentre
Singapore 239732

3rd August 2005

Our ref: ASR 1A/ 02513992-A000/ DO/ TS (13)

Dear Sirs

**SINGAPORE TELECOMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
REVIEW OF THE INTERIM FINANCIAL INFORMATION AS OF AND
FOR THE FIRST QUARTER ENDED 30 JUNE 2005**

We have performed a review on certain interim financial information of Singapore Telecommunications Limited ("SingTel" or the "Company") and its subsidiaries (known collectively as the "Group") as of and for the First Quarter ended 30 June 2005. Such interim financial information has been prepared by SingTel for announcement on the Singapore Exchange and the Australian Stock Exchange.

The interim financial information is set out in the attached pages of SingTel's announcement and comprises the following:-

- Consolidated Income Statement for the First Quarter ended 30 June 2005;
- Balance Sheets of the Group and Company as at 30 June 2005 and 31 March 2005;
- Consolidated Statement of Changes in Equity and Statement of Changes in Equity for the First Quarter ended 30 June 2005;
- Consolidated Cash Flow Statement for the First Quarter ended 30 June 2005;
- Additional Notes to the interim financial statements for the First Quarter ended 30 June 2005 (comprising Basis of Preparation, Other Income, Depreciation and Amortisation, Exceptional Items, Interest and Investment Income, Interest on Borrowings, Taxation, Other Income Statement Items, Share Capital and Other Equity Information, Contingent Liabilities, and Subsequent Event);
- Additional Information on the Group's Borrowings and Debt Securities as at 30 June 2005 and 31 March 2005;
- Earnings Per Share of the Group (basic and diluted) for the First Quarter ended 30 June 2005 and 30 June 2004; and
- Net Asset Value per ordinary share of the Group and Company as at 30 June 2005 and 31 March 2005.

Appendix 7.2 of the Singapore Exchange Securities Trading Limited Listing Manual ("Listing Manual") requires the preparation of interim financial information to be in compliance with the relevant provisions thereof.

Singapore Telecommunications Limited

The interim financial information is the responsibility of, and has been approved by the directors. Our responsibility is to issue a report solely for the use of the directors on the interim financial information based on our review.

We conducted our review in accordance with the Singapore Statement of Auditing Practice 11, Review of Interim Financial Information. A review of interim financial information consists principally of applying analytical review procedures to financial data and making inquiries of, and having discussions with, persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with Singapore Standards on Auditing and does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that there are any material modification that needs to be made to the accompanying interim financial information for it to be in accordance with Appendix 7.2 of the Listing Manual.

Yours sincerely

PricewaterhouseCoopers
Certified Public Accountants
Singapore

Encls.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 04/08/2005

TIME: 09:07:40

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Unaudited Results for Q1 Ended 30 June 30 June 2005

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

SEC File No: 82-3622

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-Aug-2005 06:56:52
Announcement No.	00002

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SingTel Group's Unaudited Results for the First Quarter Ended 30 June 2005 - News Release
Description	
Attachments:	Q1NewsRelease.pdf Total size = **206K** (2048K size limit recommended)

Close Window



News Release

The SingTel Group's results for the quarter ended 30 June 2005

Operating revenue up 6.4% to S$3.21 billion
Underlying net profit up 9.5% to S$762 million
Earnings per share increased 22.2%

Singapore, 4 August 2005 -- Singapore Telecommunications Limited (SingTel) today announced its unaudited results for the first quarter ended 30 June 2005.

Highlights

Quarter ended	June 2005 (S$ million)	June 2004 (S$ million)	Change
Operating revenue	3,214	3,022	6.4%
Operational EBITDA	1,134	1,130	0.4%
Share of associates' ordinary earnings	376	296	26.9%
Earnings before interest, tax, depreciation and amortisation (EBITDA)	1,603	1,510	6.1%
Net profit attributable to shareholders	796	700	13.7%
Earnings per share (cents)	4.79	3.92	22.2%
Underlying net profit[1]	762	696	9.5%

Group

During the quarter, Group revenue increased by 6.4 per cent to S$3.21 billion. Operational EBITDA was stable while EBITDA increased 6.1 per cent to S$1.60 billion.

Underlying net profit after tax increased 9.5 per cent to S$762 million, mainly driven by robust growth from its overseas associates. Associates contributed 36 per cent or S$273 million of the Group's post-tax profits with regional mobile accounting for 94 per cent or S$257 million.

Earnings per share increased by 22 per cent as compared to the same period last year, reflecting a 6.8 per cent reduction in average shares on issue, following the completion of the capital reduction exercise.

Free cash flow for the quarter is S$594 million, with S$409 million from SingTel and S$185 million from Optus.

---

[1] Underlying net profit is defined as net profit before exceptionals and exchange differences on loan to Optus, net of hedging.


SingTel

Mr Lee Hsien Yang, SingTel's President and CEO, said: "Reflecting the success of the Group's international expansion strategy, our overseas investments contributed 75 per cent of Group's revenue and 68 per cent of EBITDA.

"In particular, we are pleased with the profitable regional mobile business. Bharti and Telkomsel, both mobile leaders in their respective markets, continue to contribute strongly to the Group's earnings growth. In keeping with our strategy to raise our stake in the mobile associates, we increased our shareholding in Bharti to 31 per cent."

He added: "After a successful turnaround in recent years, Optus is now entering a new phase of investment to deliver long-term improvements in revenue and margin growth. It continues to outperform the industry, gaining market share in the fixed line business and aggressively defending its share of the mobile segment in a very competitive Australian market.

"In Singapore, our business continues to generate robust cash flows, despite continued declines in our direct exchange line revenues. SingTel remains committed to providing quality products and services at competitive prices to ensure that we continue to do well in the mature Singapore market."

SingTel

SingTel's revenue for the quarter was flat at S$995 million. Operational EBITDA margin was lower at 48 per cent partly due to an increasing proportion of revenue from lower margin IT services. Operational expenses increased by 7.2 per cent to S$525 million. This was due partly to increased rental expenses for the current quarter following the divestment of properties and lower staff costs in the previous corresponding quarter as a result of a one-off accounting adjustment relating to the performance share plan.

Data & Internet revenue grew modestly to S$300 million for the first quarter. Revenue increased for local leased circuits, managed services and broadband. This was offset by a decline in international leased circuit revenue. The decline reflected a higher proportion of customers moving to higher bandwidth circuits, where average prices were lower.

Broadband revenue grew 10 per cent to S$55 million. With 311,000 lines, SingTel leads the market with a 55 per cent share. It continues to position itself as the broadband market leader by offering a comprehensive range of broadband services to meet the diverse needs of its customers.

Revenue from **mobile communications** was flat. Year on year, the number of subscribers grew 3.4 per cent to 1.55 million. However, compared to the preceding quarter, there was a net attrition of 13,000 subscribers, arising from a reduction of 22,000 prepaid mobile subscribers, partially offset by an increase of 9,000 postpaid mobile subscribers. Currently, over 20,000 are 3G subscribers.

SingTel's postpaid market share remains stable at 43 per cent. Its customer churn and data usage continue to be among the best-in-class with postpaid churn of 1.2 per cent and data usage at 21 per cent of mobile revenue. Although revenue from the prepaid segment



accounts for less than 10 per cent of SingTel's mobile revenue in Singapore, it is a growing segment, and SingTel has introduced new offerings to further enhance competitiveness.

International telephone revenue fell 9.7 per cent to S$152 million due mainly to lower volume of international outgoing minutes, which declined 7.5 per cent compared to the corresponding quarter last year. Margins declined from 70 per cent to 67 per cent year on year.

Revenue from **IT & engineering** rose 6.4 per cent to S$145 million. Compared to the preceding quarter, IT services fell 32 per cent. This was mainly due to the seasonal peak in local and overseas businesses. NCS group revenue was generated from a broad base. There were major wins by NCS in the government, defence, tourism and financial services sectors for systems integration, professional services, and facilities and maintenance applications.

For the current quarter, revenue from **national telephone** declined 6.6 per cent from a year ago to S$125 million. DEL rental revenue fell by 1.1 per cent, reflecting a trend of residential customers giving up the second line as broadband penetration increased. This led to a net decline of 30,000 DEL lines or 1.6 per cent from a year ago. Similarly, as more customers migrated from dial-up to broadband Internet service, DEL traffic fell 15 per cent year on year.

Operating expenses increased 7.2 per cent or S$35 million compared to the same quarter last year due largely to higher staff costs and traffic expenses. On a comparable basis, when the one-off adjustment for the reduction in performance share cost was excluded, operating expenses rose at a lower rate of 5.2 per cent or S$26 million.

As at 30 June 2005, SingTel's headcount fell by 1.2 per cent or 125 to 10,036 from a year ago. Underlying staff costs increased by 5.6 per cent due to higher performance share expenses and retrenchment costs.

Traffic expenses rose 7.4 per cent mainly due to higher lease charges incurred. This was in line with the rise in volume of bandwidth sold and increased sales of end-to-end corporate data services.

Cash capital expenditure for the quarter was S$79 million, a decrease of 6.6 per cent year on year, or representing eight per cent of revenue.

SingTel Optus

Optus had a solid start to the 2006 financial year in a market impacted by increasing levels of price competition, particularly in the mobile segment.

For the quarter to 30 June 2005, revenue grew by 4.8 per cent to A$1,742 million while operational EBITDA was up 2.1 per cent to A$516 million.

Net profit after tax declined marginally to A$150 million with EBITDA margin decreasing to 29.7 per cent.



Cash capital expenditure in the quarter increased by 38 per cent to A$257 million as the 3G roll out continued in preparation for launch in Sydney and Melbourne later this year, resulting in free cash flow declining by 42 per cent to A$144 million.

Mr Paul O'Sullivan, Optus Chief Executive, said the results showed Optus continuing to outperform the industry but also reflected the intense price competition across the telecommunications industry.

"This quarter, revenue and EBITDA were impacted by increasing levels of competition especially in the mobile and fixed business markets across the industry.

"In this intensely competitive time, we have shown readiness to match competitors and to keep investing to maintain scale and grow market share.

"This quarter, we moved aggressively to defend our mobile market share. We added 105,000 new mobile subscribers in the quarter and re-contracted a large number of existing customers. We increased our broadband customer base to over 400,000 customers and grew market share in the corporate business segment.

"Optus is investing strongly in the next waves of industry growth as we execute on our strategies in our mobile and fixed line businesses," Mr O'Sullivan said.

This quarter, Optus Mobile contributed 56 per cent of revenue growth with the fixed line divisions contributing 44 per cent. Both Optus Mobile and Optus Business & Wholesale EBITDA increased by more than 3 per cent despite aggressive price competition. Consumer & Multimedia's EBITDA decreased with continuing investment in off-net broadband customer acquisition in advance of an anticipated network build.

For **Optus Mobile**, revenue grew by 5.0 per cent in the quarter and EBITDA grew by 3.5 per cent resulting in margins being slightly lower than the same period last year. Overall growth was negatively impacted by a 14 per cent reduction in mobile termination rates effective 1 January 2005.

Mobile outgoing and equipment revenues grew by 6.4 per cent while incoming revenue was flat due to the reduced mobile termination rates.

The 5.3 per cent growth in mobile subscribers takes the total customer base to 6.026 million.

In the quarter, Optus Mobile grew its share in business mobile with revenue in this segment up 5.3 per cent. It continued to stimulate data revenues which increased to 17 per cent of ARPU.

During the quarter, Optus invested some A$30 million more in subscriber acquisition costs than in the preceding quarter to acquire and retain high-value customers and aggressive, new postpaid and prepaid plans were introduced to ensure Optus maintained its strong market position. Churn was stable in the quarter.


SingTel

Approximately 7 per cent of the total postpaid customer base are now using capped plans. Together with lower termination rates, this has impacted postpaid ARPU which declined by 5.4 per cent.

Optus Business & Wholesale continued to gain market share in what remains a very price competitive market. Combined revenues grew by 8.1 per cent to A$426 million. Optus Business revenue, including Uecomm, increased by 14 per cent. Wholesale revenue declined by 3.1 per cent after the completion of some one-off low margin transit business.

Data and IP revenue including Uecomm grew by 25 per cent to A$101 million, demonstrating growing market share.

Business & Wholesale combined EBITDA grew by 3.1 per cent to A$108 million.

Optus Business continued to win key customer bids including: Holden; Orica; Macquarie Regional Radioworks; Victorian Department of Education and Training; and PriceWaterhouseCoopers.

Optus Consumer & Multimedia (CMM) is focused on building a strong position in the rapidly growing broadband market. CMM is steadily building scale in off-net voice and broadband and the bundling rate is increasing.

Broadband revenue grew by 63 per cent in the first quarter and Optus now has 406,000 broadband customers. An alliance with ninemsn will see Optus deliver integrated content and services across broadband and 3G platforms. This will ensure that Optus will continue to attract high value broadband users.

Overall CMM revenue was flat with strong broadband growth offsetting declines in traditional products. Local call resale customers grew by 6.7 per cent, but after usage declines, off-net fixed voice revenues fell by 2.2 per cent. Dial-up Internet revenues declined 26 per cent, reflecting Optus' success in migrating customers to broadband. Optus Television revenues declined by 11 per cent but the recently announced deal with Foxtel will give Optus a new platform to promote a digital television service.

In the June quarter, EBITDA margin declined slightly to 13 per cent reflecting the continuing investment in off-net (or DSL) broadband growth.

Once it has sufficient certainty from its regulatory and commercial negotiations, Optus plans to use unbundled local loop copper to build its own network for broadband and voice services. This has the potential to improve off-net margins after an initial phase of start-up costs.



Associated companies

SingTel's associated companies continued to deliver very strong earnings and dividends.

In the current quarter, associates contributed S$273 million to the Group's bottom line, an increase of 23 per cent. Regional mobile was the main driver contributing S$257 million or 94 per cent. Bharti and Telkomsel continued to contribute strongly to the earnings growth.

The Group received significantly higher dividends of S$180 million. This included the first S$100 million instalment of dividend from Telkomsel which was paid earlier by one quarter compared to the previous financial year.

The Group's share of pre-tax ordinary earnings from its four regional mobile associates increased 30 per cent to S$355 million. Contributors to Group earnings included Telkomsel (S$173 million, +48 per cent) and Bharti (S$66 million, +91 per cent). Advanced Info Service contributed S$76 million, a decline of 2.2 per cent as a result of intense competition in the Thai market. Globe Telecom's contribution was S$41 million, declining 9.9 per cent as staff and marketing expenses increased in the competitive Filipino market.

Year on year, the Group's regional mobile subscriber base grew 36 per cent to 71 million subscribers, the largest in Asia outside China. As at 30 June 2005, excluding SingTel and Optus, the five[2] regional associates' combined mobile subscriber base grew 41 per cent year on year to over 63 million. During the current quarter, about six million subscribers were added, mainly from Bharti and Telkomsel.

Cash flow and balance sheet

The Group continues to adopt a very disciplined approach to capital management while retaining flexibility for further investments. The Group's free cash flow[3] decreased 12 per cent to S$594 million, due mainly to a 30 per cent increase in capital expenditure to S$407 million and partially offset by an increase in dividends of S$180 million received from associates. In the same quarter last year, S$2.33 billion was received from the divestment of Belgacom.

Net debt was S$7.25 billion as at 30 June 2005. A payout of S$1.73 billion in net cash is expected in the second quarter for the 2005 ordinary and special dividends. Net debt was 1.1 times of EBITDA and the EBITDA interest cover was 15 times. These ratios are comfortably within the leverage commitments made by SingTel to its bond investors.

Following the introduction of a new rating methodology, Moody's upgraded the ratings of SingTel (from A1 to Aa2) and Optus (from A2 to Aa3) by two notches on 14 July 2005. Compared with Standard & Poor's current A+ rating, SingTel would be two notches higher while Optus would be one notch higher.

---

[2] AIS, Bharti, Globe, PBTL (Pacific Bangladesh Telecom Limited) and Telkomsel.
[3] Free cash flow refers to cash flow from operating activities less cash capex.



At the last quarter results, SingTel announced a proposal to pay S$2.16 billion final gross dividends for financial year 2005. This consists of an ordinary and special dividend of 8.0 cents and 5.0 cents per share respectively. Shareholders have approved the proposals at the recent Annual General Meeting.

Outlook

There have been no significant changes to the guidance issued with the results for the financial year ended 31 March 2005. The Group will next update its guidance outlook when it announces its half-year results.

Please refer to the Group's Management Discussion and Analysis document for a full commentary on the Group's results for the quarter.

~~~~~~~~~~~~~~~~~~
~~~~~~~~~~~~~~~~~~


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/08/2005

TIME: 09:04:44

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Unaudited Results for Q1 Ended 30 June 2005 - News Release

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

SEC File No: 82-3622

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Lim Li Ching (Ms)
Designation *	Assistant Company Secretary
Date & Time of Broadcast	02-Aug-2005 18:06:52
Announcement No.	00083

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Monthly Report on quotation of CHESS Units of Foreign Financial Products relating to shares of Singapore Telecommunications Limited on the Australian Stock Exchange Limited.
Description	Attached is an announcement made by Singapore Telecommunications Limited to the Australian Stock Exchange Limited ("ASX") today, as required by ASX in accordance with its quotation arrangements.
Attachments:	App3B-310705-sgx.pdf Total size = **314K** (2048K size limit recommended)

Close Window

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests ("CDIs") issued over ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	At 30 June 2005 797,180,009 Net transfers* 10,163,100 At 31 July 2005 787,016,909 * Transfers between CDIs and ordinary shares listed on the Stock Exchange of Singapore Exchange Securities Trading Limited ("SGX-ST")
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	See item 1 above

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Not applicable
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Transfers between CDIs and ordinary shares listed on SGX-ST
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	See item 2 above

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
787,016,909 (as at 31 July 2005)	CDIs issued over ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
15,896,845,507 (as at 31 July 2005)	Unquoted ordinary shares (including 10,413,676,799 ordinary shares held by Temasek Holdings (Private) Limited) which are listed on the SGX-ST
89,374,412 (as at 31 July 2005)	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1 (item 2)

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 2 August 2005

Print name: Lim Li Ching (Ms)
Assistant Company Secretary

SINGAPORE TELECOMMUNICATIONS LIMITED
ARBN 096701567

Top 20 holders of ORD & DEF GROUPED

*G1 / ORD & DEF GROUPED

Rank	Name	Units	% of CUFS
1	WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW	172,245,216	21.89
2	NATIONAL NOMINEES LIMITED GPO BOX 1406M MELBOURNE VIC	121,157,013	15.39
3	J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW	106,004,469	13.47
4	COGENT NOMINEES PTY LIMITED PO BOX R209 ROYAL EXCHANGE NSW	27,774,855	3.53
5	UBS NOMINEES PTY LTD <PRIME BROKING A/C> LEVEL 25 1 FARRER PLACE GOVERNOR PHILLIP TOWER SYDNEY NSW	21,504,673	2.73
6	CITICORP NOMINEES PTY LIMITED GPO BOX 764G MELBOURNE VIC	19,582,327	2.49
7	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED GPO BOX 5430 SYDNEY NSW	16,843,488	2.14
8	WESTPAC FINANCIAL SERVICES LIMITED C/- WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW	16,228,581	2.06
9	CITICORP NOMINEES PTY LIMITED <CFS WSLE 452 AUST SHARE A/C> GPO BOX 764G MELBOURNE VIC	13,500,013	1.72
10	ANZ NOMINEES LIMITED GPO BOX 2842AA MELBOURNE VIC	12,531,377	1.59
11	PSS BOARD C/O J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW	11,327,467	1.44
12	AMP LIFE LIMITED PO BOX R209 ROYAL EXCHANGE NSW	11,207,428	1.42
13	SUNCORP CUSTODIAN SERVICES PTY LIMITED <AET> GPO BOX 519 BRISBANE QLD	10,726,370	1.36
14	BRISPOT NOMINEES PTY LTD <HOUSE HEAD NOMINEE NO 1 A/C> PO BOX N103 GROSVENOR PLACE NSW	10,057,734	1.28
15	CITICORP NOMINEES PTY LIMITED <CFS WSLE AUST SHARE FND A/C> GPO BOX 764G MELBOURNE VIC	9,922,396	1.26
16	GOVERNMENT SUPERANNUATION OFFICE (A/C STATE SUPER FUND) C/- NATIONAL NOMINEES LIMITED GPO BOX 1406M MELBOURNE VIC	9,841,217	1.25
17	CSS BOARD C/O J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW	8,002,702	1.02
18	IAG NOMINEES PTY LIMITED LEVEL 8 388 GEORGE STREET SYDNEY NSW	7,838,057	1.00
19	VICTORIAN WORKCOVER AUTHORITY C/- NATIONAL NOMINEES LIMITED GPO BOX 1406M MELBOURNE VIC	7,195,906	0.91
20	WESTPAC LIFE INSURANCE SERVICES LIMITED C/- WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW	6,686,304	0.85
Total		620,177,593	78.8


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/08/2005

TIME: 20:01:31

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Top 20 holders of CUFS as at 31 July 2005

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Tuesday, August 02, 2005 6:01 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



248840.pdf

```
ASX confirms the release to the market of Doc ID: 248840 as follows:
Release Time: 02-Aug-2005  20:01:23
ASX Code: SGT
File Name: 248840.pdf
Your Announcement Title: Top 20 holders of CUFS as at 31 July 2005
```


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/08/2005

TIME: 20:00:29

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Zairani Bte Ahmed

From:	ASX.Online@asx.com.au
Sent:	Tuesday, August 02, 2005 6:01 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



248839.pdf

ASX confirms the release to the market of Doc ID: 248839 as follows:
Release Time: 02-Aug-2005 20:00:22
ASX Code: SGT
File Name: 248839.pdf
Your Announcement Title: Appendix 3B

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	02-Aug-2005 12:44:26
Announcement No.	00024

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SingTel's regional mobile subscriber base jumps to 71 million
Description	
Attachments:	NR2Aug05.pdf Total size = **141K** (2048K size limit recommended)

Close Window

Zairani Bte Ahmed

From: Lim Li Ching
Sent: Tuesday, August 02, 2005 12:45 PM
To: Lorinda Leung; Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Tuesday, August 02, 2005 12:44:26 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

µr Corporate Announcement submission has been received successfully.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00024
Submission Date & Time :: 02-Aug-2005 12:44:17
Broadcast Date & Time :: 02-Aug-2005 12:44:26
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement deta! ils.

)



News Release

SingTel's regional mobile subscriber base jumps to 71 million

Record quarterly increase of 6.3 million subscribers

Singapore, 2 August 2005 -- Singapore Telecommunications Limited (SingTel) today announced that its aggregate number of mobile subscribers in the region has exceeded 70 million. This is the largest mobile customer base in Asia outside of China.

As at 30 June 2005, SingTel's regional mobile subscriber base had 71.14 million customers. This represents an increase of 6.3 million customers from the previous quarter, the largest quarterly increase ever registered.[1]

For the first time, this quarter takes into account a new mobile associate - Pacific Bangladesh Telecom Limited (PBTL). SingTel acquired a 45 per cent equity stake in the company in June 2005. PBTL had approximately 318,000 mobile customers as at 30 June 2005.

The combined mobile subscriber base of SingTel, SingTel Optus and the Group's five regional associates grew 36 per cent from about 52 million a year ago.[2]

On a proportionate basis, SingTel's subscriber base in the seven markets – Australia, Bangladesh, India, Indonesia, the Philippines, Singapore and Thailand – increased 35 per cent from a year ago to about 28 million.

On a year-on-year basis, SingTel's four Asian mobile associates – Advanced Info Service, Bharti, Globe and Telkomsel – all posted strong subscriber growth, ranging from 10 to 74 per cent. The four mobile operators' combined subscriber base grew 40 per cent to about 63.2 million.

Bharti and Telkomsel continue to enjoy very strong market growth. Collectively, their customer base increased almost 70 percent from a year ago.

SingTel Optus had 6.026 million mobile customers as at 30 June 2005, an addition of 105,000 customers during the quarter despite keen competition in the Australian mobile market.

SingTel had 1.55 million customers in Singapore, a decline of 13,000 users from the previous quarter. SingTel signed up more than 9,000 new postpaid customers but the increase was offset by a 22,000 decline in prepaid mobile users during the quarter.

---

[1] The last record was an increase of 5.2 million subscribers for the quarter ended 31 December 2004.

[2] The combined mobile subscriber base of SingTel, SingTel Optus and the Group's four regional associates (excluding PBTL) grew 35.6 per cent from about 52 million a year ago.



Today, the prepaid mobile segment accounts for less than ten per cent of SingTel's mobile revenue in Singapore. SingTel, as part of its efforts to cultivate this growing segment, has enhanced its prepaid offering (including free incoming calls) which has been well received by customers.

More details of the market and financial performance of the seven mobile operations will be available when SingTel announces its results for the quarter ended 30 June 2005 on 4 August 2005.

At a glance

	Aggregate Subscriber Base (million)			SingTel's Proportionate Subscriber Base (million)		
	Jun 05	**Mar 05**	**Jun 04**	**Jun 05**	**Mar 05**	**Jun 04**
Optus	6.03	5.92	5.72	6.03	5.92	5.72
SingTel	1.55	1.57	1.50	1.55	1.57	1.50
SingTel's regional associates	63.56	57.32	45.02	20.88	18.44	13.80
Total	**71.14**	**64.81**	**52.24**	**28.46**	**25.93**	**21.02**

About SingTel

SingTel, Asia's leading communications group, is reaping the benefits of an international expansion strategy which has been successfully developed over the last 15 years. With significant operations in Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

SingTel Optus is a leading Australian integrated communications company. Since commencing operations in 1992, Optus has invested more than A$7 billion in the construction of fixed, mobile and satellite networks. Optus' mobile business unit has captured around one third of the total Australian GSM mobile market.

SingTel is also a strategic investor in four of the region's most successful mobile operations. It has a 21.5 per cent stake in Advanced Info Service (AIS), Thailand's largest mobile operator. In India, the Group has a 30.8 per cent effective interest in Bharti Tele-Ventures, the country's largest GSM operator. One of SingTel's earliest investments in the region is Globe Telecom in the Philippines. Today, it has a 44.6 per cent stake in the company. SingTel has a 35.0 per cent stake in Indonesia's largest mobile operator, Telkomsel. Recently, SingTel purchased a 45.0 per cent equity stake in Pacific Bangladesh Telecom Limited (PBTL).

The SingTel Group had a turnover of S$12.62 billion (US$7.65 billion) and net profit after tax of S$3.27 billion (US$1.98 billion) for the year ended 31 March 2005. For the year, AIS, Bharti, Globe and Telkomsel contributed S$1.19 billion in pre-tax earnings (excluding exceptional items) to the Group. The four associates also contributed S$303 million in dividends for the year. More information can be found @ www.singtel.com.

Singapore Telecommunications Limited



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/08/2005

TIME: 14:53:03

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Regional mobile subscriber base jumps to 71 million

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Tuesday, August 02, 2005 12:53 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



248738.pdf

ASX confirms the release to the market of Doc ID: 248738 as follows:
Release Time: 02-Aug-2005 14:52:56
ASX Code: SGT
File Name: 248738.pdf
Your Announcement Title: SingTel regional mobile subscriber base jumps to 71 million